

2010 ANNUAL REPORT



Received SEC

MAR 2 1 2011

Washington, DC 20549



TABLE OF CONTENTS

Letter to Shareholders 2-3

Company Information 4

Company Directors 5

Selected Financial Data 6

Five-Year Performance Record 7

Strategic Direction, Driving Results 8-9

Affiliate Bank Information 10-11

Stock and Dividend Information 12

Management's Discussion 13-35

Management's Report on Internal Control
Over Financial Reporting 36

Reports of Independent Registered
Public Accounting Firm .37-38

Consolidated Financial Report 39-64

Shareholder Information . . . . Inside Back Cover

Dear Shareholders

This year's annual report focuses on "Strategic Direction, Driving Results." What does that mean? It means that in every decision we make, whether loan pricing, deposit generation, relationship building or expense control, our employees are united around one idea – focus on strategic decisions that drive results for both our clients and our shareholders. By doing the right things for our communities and for our clients, we continue to see solid growth and, in turn, provide valuable service to our clients and enhance shareholder value. Through this letter, we will review the financial highlights and record earnings, discuss the regulatory environment and provide an overview of our strategic initiatives that are driving positive results.

Thomas H. Pohlman President
Marvin J. Walter Chairman



FINANCIAL RESULTS

Let's begin by discussing our 2010 financial results. The Ames National Corporation Board of Directors is pleased to announce record earnings for 2010. For the year ended December 31, 2010, net income for the Company totaled $12,966,000, or $1.37 per share, compared to $9,006,000, or $0.95 per share, for the same period in 2009. Net income increased primarily due to lower other real estate owned costs, interest expense, provision for loan losses and FDIC insurance assessments, offset in part by a decrease in interest income. The Company's net interest margin was 3.74% for the year ended December 31, 2010 compared to 3.78% for the same period in 2009. Return on average assets (ROA) was 1.40% for the year, compared to 1.02% for the same period in 2009. Return on average equity (ROE) was 10.91% for the year, compared to the 8.31% for the same period one year ago. The Company ROA and ROE compares favorably to peer group averages as reflected below:

Ames National Corporation vs. Peer Group Holding Companies 2010 ROA and ROE



	Ames National Corporation	Industry	Iowa-Based Banks
ROA	1.40%	0.66%	0.75%
ROE	10.91%	5.99%	7.47%

The efficiency ratio is another benchmark for comparing how well a company effectively manages expenses. The Company's efficiency ratio for 2010 was 50.26%, which compares favorably to the 63.87% for the same period in 2009. In comparison, industry averages for peer holding companies for 2010 was 73.96%, and it is important to note that the lower the ratio, the higher the efficiency.

Total assets reached a record high of $962,975,000, a $47,405,000 increase compared to December 31, 2009. Deposits also grew to record levels and totaled $743,862,000 as of December 31, 2010, a 3.0% increase from the $722,164,000 as of December 31, 2009. The increase in deposits was primarily due to an increase in public fund deposits. Also the mix of deposits has changed, as depositors have moved deposits to demand, NOW and money market accounts from time deposit accounts. Net loans increased 0.6% to $418,094,000 as of December 31, 2010, in spite of a continued weakness in loan demand in our market area.

Asset quality continues to improve for the Company. Management was pleased to see a significant decrease in impaired loans, primarily through loan repayments. Impaired loans were $5,987,000 as of December 31, 2010 compared to $9,188,000 last year. For the year, charge-offs were at historic averages and other real estate owned remained stable. These credit quality indicators compare favorably to our peers.

STOCKHOLDER EQUITY & COMPANY STOCK

The Company's stockholders' equity was $121,363,000, or 12.6% of total assets at the end of 2010. This represents a significant increase over the $112,340,000 as of December 31, 2009. All of the Company's five affiliate banks are considered well-capitalized as defined by federal capital regulations. This strong capital position provides opportunities for our Company and affiliate banks to continue to grow and expand. Company stock, which trades under the symbol ATLO, closed at $21.67 on December 31, 2010. During the year, the price ranged from $16.61 to $22.84 with 2,695,600 shares traded. Dividends paid to shareholders in 2010 totaled $0.43 per share.

REGULATORY ENVIRONMENT

We mentioned in last year's annual report that additional regulations were on the horizon with new rules and regulations under consideration in Washington, D.C. We saw many of the regulations enacted, and it is apparent that more changes are in process. Although community banks were not the root of the financial crisis, all banks are faced with expanded regulatory oversight. The most problematic regulatory changes fall under the Dodd Frank Wall Street Reform and Consumer Protection Act. As we continue to spend time and resources to comply with the new regulations, overhead expenses may increase. On the non-interest income side, these regulations may limit our ability to generate fee income, and we will continue to search for additional new sources of income.

STRATEGIC DIRECTION AND CORPORATE CULTURE

Our corporate culture is built around the idea of providing an environment where our staff can be successful in providing products and services that enhance the financial well-being of clients and shareholders. 2010 provided many examples of our corporate culture in action. Through demonstrating our core values – Excellence, Integrity, Leadership, Stability, Trust and Community – our employees are doing the right things to generate success for our clients, our communities and the Company.

Our record financial results in 2010 would not be possible without the hard work and dedication of our 205 employees. Our staff is focused on delivering the level of service that builds strong relationships with our clients in line with our corporate values. This dedication is apparent in the way our employees respond to client needs and find solutions to help make their financial lives easier and more secure. Our clients trust us to handle their financial relationships with integrity and confidentiality, one transaction, one personal contact at a time. Although we are fully engaged in providing our clients the latest in banking technology, we feel that our attention to personal, one-on-one contact, quick turnaround time due to local control and prompt and responsible decision making will continue to be key to our success.

Community is an important part of our corporate culture. Our affiliate banks' employees and directors are community leaders through volunteer efforts and service on boards and in non-profit organizations. This report will showcase many of their significant contributions to their communities through leadership roles. Within this report, you will see just a snapshot of our employees' and directors' commitment to enhancing the communities we serve.

The following report will also highlight a number of our affiliate banks' accomplishments in exceeding expectations and delivering results. Examples include growth in our Financial Management & Trust Services areas, increases in loan volume and a strong year for residential lending. In addition, our record deposit and asset levels are a good indication that our clients value the service we provide and appreciate the safety and soundness of our organization. After managing through the challenges of 2008 and 2009, we were pleased to see many new opportunities in 2010 and look forward to 2011.

ANNUAL MEETING

We thank our shareholders, boards of directors and employees for your continued support of Ames National Corporation. We look forward to providing you an update on the Company at the April 27th Annual Meeting of shareholders at Reiman Gardens in Ames, Iowa. Please review, sign and return the proxy and meeting registration materials in the envelope provided. We hope you will join us, but please contact us if you have any questions about this report prior to the meeting.



Thomas H. Pohlman
President



Marvin J. Walter
Chairman

Company Information

Ames National Corporation (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100% of the stock of five banking subsidiaries consisting of two national banks and three state-chartered banks, as described below. All of the Company's operations are conducted in the State of Iowa and primarily within the central Iowa counties of Boone, Marshall, Polk and Story where the Company's banking subsidiaries are located. The Company does not engage in any material business activities apart from its ownership of its banking subsidiaries. The principal executive offices of the Company are located at 405 Fifth Street, Ames, Iowa 50010. The Company's telephone number is (515) 232-6251 and website address is www.amesnational.com.

The Company was organized and incorporated on January 21, 1975, under the laws of the State of Iowa to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa ("First National") located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co. ("State Bank") located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co. ("Boone Bank"), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Randall-Story State Bank ("Randall-Story Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA ("United Bank"), located in Marshalltown, Iowa. First National, State Bank, Boone Bank, Randall-Story Bank and United Bank are each operated as a wholly owned subsidiary of the Company. These five financial institutions are referred to in this Form 10-K collectively as the "Banks" and individually as a "Bank."

The principal sources of Company revenue are: (i) interest and fees earned on loans made by the Company and Banks; (ii) interest on fixed income investments held by the Company and the Banks; (iii) fees on trust services provided by those Banks exercising trust powers; (iv) service charges on deposit accounts maintained at the Banks; and (v) securities gains.

The Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and origination of mortgage loans for sale into the secondary market. The Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks and automated teller machine access. Four of the five Banks also offer trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, internal auditing services, human resources services and administration, compliance management, marketing assistance and coordination, loan review and support with respect to computer systems and related procedures.

Company Directors

LEFT TO RIGHT:

Thomas H. Pohlman President of the Company
Steven D. Forth Farmer
Charles D. Jons, MD Retired Physician, McFarland Clinic
Douglas C. Gustafson, DVM Retired Veterinarian, Boone Veterinary Hospital
Marvin J. Walter President Dayton Road Development Corporation (real estate development)
Warren R. Madden Vice President for Business & Finance, Iowa State University
Betty A. Baudler Horras President, Baudler Enterprises, Inc. dba Sign Pro (marketing)
Larry A. Raymon Chief Executive Officer, Raymon Enterprises, Inc. (air distribution equipment)
Frederick C. Samuelson President, James Michael & Associates, Inc. (retail variety)
Robert L. Cramer Retired President & Chief Operating Officer, Fareway Stores, Inc. (grocery stores)
James R. Larson, II President, Larson Development Corporation (real estate development)



Selected Financial Data

The following financial data of the Company for the five years ended December 31, 2006 through 2010 is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	Year Ended December 31 (dollars in thousands, except per share amounts)				
	2010	2009	2008	2007	2006
STATEMENT OF INCOME DATA					
Interest income	$37,294	$38,891	$45,514	$47,562	$44,296
Interest expense	7,775	10,226	16,402	23,537	21,306
Net interest income	29,519	28,665	29,112	24,025	22,990
Provision (credit) for loan losses	664	1,558	1,313	(94)	(183)
Net interest income after provision (credit) loan losses	28,855	27,107	27,799	24,119	23,173
Noninterest income (loss)	6,936	6,924	(3,008)	7,208	6,674
Noninterest expense	18,321	22,732	17,594	16,776	15,504
Income before provision for income tax	17,470	11,299	7,197	14,551	14,343
Provision for income tax	4,504	2,293	845	3,542	3,399
Net Income	$12,966	$9,006	$6,352	$11,009	$10,944
DIVIDENDS AND EARNINGS PER SHARE DATA					
Cash dividends declared	$4,150	$3,773	$10,564	$10,183	$9,801
Cash dividends declared per share	$0.44	$0.40	$1.12	$1.08	$1.04
Basic and diluted earnings per share	$1.37	$0.95	$0.67	$1.17	$1.16
Weighted average shares outstanding	9,432,915	9,432,915	9,431,393	9,427,503	9,422,402
BALANCE SHEET DATA					
Total assets	$962,975	$915,570	$858,141	$861,591	$838,853
Net loans	418,094	415,434	452,880	463,651	429,123
Deposits	743,862	722,164	664,795	690,119	680,356
Stockholders' equity	121,363	112,340	103,837	110,021	112,923
Equity to assets ratio	12.60%	12.27%	12.10%	12.77%	13.46%
FIVE-YEAR FINANCIAL PERFORMANCE					
Net income	$12,966	$9,006	$6,352	$11,009	$10,944
Average assets	928,610	880,057	857,705	843,788	818,450
Average stockholders' equity	118,889	108,412	107,794	111,371	109,508
Return on assets (net income divided by average assets)	1.40%	1.02%	0.74%	1.30%	1.34%
Return on equity (net income divided by average equity)	10.91%	8.31%	5.89%	9.89%	9.99%
Net interest margin (net interest income divided by average earning assets)	3.74%	3.78%	3.94%	3.39%	3.29%
Efficiency ratio (noninterest expense divided by noninterest income plus net interest income)	50.26%	63.87%	67.40%	53.71%	52.27%
Dividend payout ratio (dividends per share divided by net income per share)	32.12%	42.11%	167.16%	92.31%	89.66%
Dividend yield (dividends per share divided by closing year-end market price)	2.03%	1.89%	4.22%	5.54%	4.95%
Equity to assets ratio (average equity divided by average assets)	12.80%	12.32%	12.57%	13.20%	13.38%

Five-Year Performance Record

FIVE-YEAR PERFORMANCE RECORD

	2010	2009	2008	2007	2006
Return on Average Assets	1.40%	1.02%	.74%	1.30%	1.34%
Return on Average Equity	10.91%	8.31%	5.89%	9.89%	9.99%
Dividend Yield	2.0%	1.9%	4.2%	5.5%	5.0%
Efficiency Ratio	50.3%	63.9%	67.4%	53.7%	52.3%

FIVE-YEAR FINANCIAL HIGHLIGHTS













Strategic Direction, Driving Results

2010 was an outstanding year for Ames National Corporation. With record earnings, record assets and record deposits, the Company would like to take the opportunity to thank our affiliate banks and their staff for their hard work and dedication and striving for excellence. Our Company staff and affiliate banks are focused on demonstrating our core values and concentrating on the strategic initiatives that drive positive results. Here are just a few examples of how we live our core values which creates opportunities for our clients, the community and our shareholders.



LEADERSHIP

We encourage our employees to assume leadership roles in the communities they serve. During 2010, these board members and employees led organizations through board president positions, local governmental councils or Iowa government roles. In addition, numerous employees volunteered their time and talents at local non-profit organizations.

Curt Hoff | Dean Whitaker | Chip Baltimore | Jane Heintz | James Larson, II | Mary Holland | Richard Schreier | Ray Schwichtenberg | Stacy Dreyer | Tom Friedman

COMMUNITY

Our affiliate banks are known for their commitment to serving the community. Over the past year, various staff and Board members were recognized in their community with special awards. We are pleased to recognize these individuals and their accomplishments.



Sara Lehman (second from the right) United Way of Story County Hall of Fame Award



Marvin and Janice Walter, Outstanding Family Philanthropists



Sheryl Phipps, Story City Chamber Outstanding Customer Service Award

EXCELLENCE

Delivering excellence drives results. Going above and beyond normal job responsibilities to take care of client needs is the way our staff does business. It is not unexpected to receive letters and emails from clients thanking our staff for making their financial lives easier or going the extra mile to find customized solutions for their banking needs. This focus on providing outstanding service translates into loyal, engaged clients that continue to trust our banks to assist them through their various financial life stages.

Financial Management & Trust Services

Our affiliate banks generated a 26% increase in trust income in 2010 over 2009, adding $406,700 to earnings. Pictured at right are Senior Trust Officers at our affiliate banks - Michael Bloom, United Bank & Trust, Lisa McCoy, State Bank & Trust Co., Pamela Fleener, First National Bank, Chip Baltimore, Boone Bank & Trust Co. and Steven McLaughlin, First National Bank.





Mortgage Services

The housing market has been challenging for many communities over the last two years. We are pleased to report that our affiliate banks have seen solid results over the last two years in assisting clients in home purchases and refinances. Pictured at left are representatives from our affiliate bank Mortgage Services areas – Laurie Anderson, State Bank & Trust Co., Cindy Smiley, United Bank & Trust, Becky Trotter, Boone Bank & Trust Co., Shannon Bryan, Randall-Story State Bank and Sara Lehman, First National Bank.

Mystery Shopping – 100% Scores

We strive to exceed expectations and actively measure and recognize outstanding service. Through our mystery shopping efforts, our banks regularly gauge quality and consistency of service. During 2010, twenty-five affiliate bank employees received perfect scores on their mystery shopping reports, not an easy task when we set the bar high. Pictured at right are just of few of our staff members that received 100% scores.



Chip Baltimore | Diane White | Jacki Foley | Kimberly Crevelt | Lauren Sharer | Lauri Werner | Mary Holland | Mari Janes | Stephanie McLaughlin

Affiliate Banks



ORGANIZED: The former Boone State Bank & Trust Co., was organized in 1883. In 1992, the Bank was organized by the Company under a new state charter in connection with a purchase and assumption transaction, whereby Boone Bank & Trust Co. purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Co. in exchange for a cash payment.

FINANCIAL HIGHLIGHTS: As of December 31, 2010, Boone Bank & Trust Co. had capital of $12,968,000 and 27 full-time equivalent employees. Boone Bank & Trust Co. had net income for the years ended December 31, 2010, 2009 and 2008 of approximately $1,736,000, $1,473,000 and $1,406,000, respectively. Total assets as of December 31, 2010, 2009 and 2008 were approximately $105,089,000, $104,957,000 and $101,882,000, respectively.



LOCATIONS:

Main Office:
716 8th Street, Boone
Boone Branch Office:
1326 S. Story Street, Boone

CONTACT INFORMATION

Phone: (515) 432-6200
Fax: (515) 432-3312
Web: www.boonebankiowa.com
Email: service@boonebankiowa.com

BOARD OF DIRECTORS: Back Row, Left to Right: *Robert L. Cramer* | *Richard D. Blomgren* | *Douglas C. Gustafson, DVM* | *Patrick J. McMullan*
Front Row, Left to Right: *William S. Zinnel* | *Thomas H. Pohlman* | *Jeffrey K. Putzier*



ORGANIZED: The Bank was organized in 1903 and became a wholly-owned subsidiary of the Company in 1975 through a bank holding company reorganization, whereby those shareholders of First National exchanged all of their First National stock for stock in the Company.

FINANCIAL HIGHLIGHTS: As of December 31, 2010, First National Bank had capital of $52,342,000 and 90 full-time equivalent employees. First National Bank had net income for the years ended December 31, 2010, 2009 and 2008 of approximately $6,869,000, $5,309,000 and $1,237,000, respectively. Total assets as of December 31, 2010, 2009 and 2008 were approximately $519,836,000, $471,243,000 and $445,212,000, respectively.



LOCATIONS:

Main Office:
405 5th Street, Ames
University Office:
2330 Lincoln Way, Ames
North Grand Office:
2406 Grand Avenue, Ames
Ankeny Office:
1205 North Ankeny Blvd., Ankeny

CONTACT INFORMATION

Phone: (515) 232-5561
Fax: (515) 232-5778
Web: www.FNBames.com
Email: info@FNBames.com

BOARD OF DIRECTORS: Back Row, Left to Right: *Warren R. Madden* | *Charles D. Jons, MD* | *David W. Benson* | *Terrill L. Wycoff* | *James R. Larson, II*
Front Row, Left to Right: *Scott T. Bauer* | *Marvin J. Walter* | *Daniel L. Krieger* | *Betty A. Baudler Horras* | *Thomas H. Pohlman*



ORGANIZED: The Bank was organized in 1928 and acquired by the Company in 1995 through a stock transaction, whereby those shareholders of Randall-Story State Bank exchanged all of their stock for stock in the Company.

FINANCIAL HIGHLIGHTS: As of December 31, 2010, Randall-Story State Bank had capital of $8,809,000 and 13 full-time equivalent employees. Randall-Story State Bank had net income for the years ended December 31, 2010, 2009 and 2008 of approximately $1,144,000, $888,000 and $831,000, respectively. Total assets as of December 31, 2010, 2009 and 2008 were approximately $85,062,000, $79,497,000 and $78,199,000, respectively.

LOCATION:
606 Broad Street, Story City

CONTACT INFORMATION
Phone: (515) 733-4396
Fax: (515) 733-2068
Web: www.randallstory.com
Email: info@randallstory.com



BOARD OF DIRECTORS: Back Row, Left to Right: *Cory K. Milbrandt* | *John P. Nelson* | *Steven D. Forth* | *Gary G. Vulgamott*
Front Row, Left to Right: *Harold E. Thompson* | *Elaine C. Tekippe* | *Richard J. Schreier*



ORGANIZED: The Bank was organized in 1939 and acquired by the Company in 1983 through a stock transaction, whereby those shareholders of State Bank exchanged all of their State Bank stock for stock in the Company.

FINANCIAL HIGHLIGHTS: As of December 31, 2010, State Bank & Trust Co. had capital of $14,144,000 and 24 full-time equivalent employees. State Bank & Trust Co. had net income for the years ended December 31, 2010, 2009 and 2008 of approximately $2,465,000, $1,462,000 and $1,738,000, respectively. Total assets as of December 31, 2010, 2009 and 2008 were approximately $135,695,000, $134,947,000 and $121,792,000, respectively.

LOCATIONS:
Main Office:
1025 6th Street, Nevada
Colo Office:
405 Main Street, Colo

CONTACT INFORMATION
Phone: (515) 382-2191
Fax: (515) 382-3826
Web: www.banksbt.com
Email: info@banksbt.com



BOARD OF DIRECTORS: Back Row, Left to Right: *Richard O. Parker* | *Curtis A. Hoff* | *Frederick C. Samuelson* | *James G. Frevert*
Front Row, Left to Right: *Stephen C. McGill* | *Michelle R. Cassabaum* | *Thomas H. Pohlman*



ORGANIZED: The Bank was chartered as a national bank in June 2002.

FINANCIAL HIGHLIGHTS: As of December 31, 2010, United Bank & Trust had capital of $10,653,000 and 22 full-time equivalent employees. United Bank & Trust had net income (loss) for the years ended December 31, 2010, 2009 and 2008 of approximately $1,205,000, $387,000 and $(87,000), respectively. Total assets as of December 31, 2010, 2009 and 2008 were approximately $106,819,000, $112,441,000 and $99,441,000, respectively.

LOCATIONS:
Main Office:
2101 S. Center Street, Marshalltown
Courthouse Branch:
29 S. Center Street, Marshalltown

CONTACT INFORMATION
Phone: (641) 753-5900
Fax: (641) 753-0800
Web: www.ubtna.com
Email: info@ubtna.com



BOARD OF DIRECTORS: Back Row, Left to Right: *John S. Wise* | *Thomas H. Pohlman* | *Michael W. Bloom* | *Larry A. Raymon*
Front Row, Left to Right: *Keith R. Brown* | *Kathy L. Baker* | *Kevin L. Swartz*

Stock & Dividend Information

MARKET PRICE & DIVIDEND INFORMATION

On February 28, 2011, the Company had approximately 494 shareholders and an estimated 878 beneficial owners whose shares were held in nominee titles through brokerage or other accounts. The Company's common stock is traded on the NASDAQ Capital Market under the symbol "ATLO." Trading in the Company's common stock is, however, relatively limited. The closing price of the Company's common stock was $18.82 on February 28, 2011.

Below is a summary of the Company's high and low sales price for the common stock on a per share basis during the last two years, based on information provided to and gathered by the Company on an informal basis. The comparison also outlines the Company's declared cash dividends during the past two years. The Company declared aggregate annual cash dividends in 2010 and 2009 of $4,150,000 and $3,773,000, respectively, or $0.44 per share in 2010 and $0.40 per share in 2009. In February 2011, the Company declared a cash dividend of $1,226,000 or $0.13 per share.

MARKET PRICE AND DIVIDEND TWO-YEAR COMPARISON

2010				2009			
	Market Price		Cash Dividends		Market Price		Cash Dividends
Quarter	High	Low	Declared	Quarter	High	Low	Declared
1st	$21.99	$17.00	$0.11	1st	$28.79	$14.87	$0.10
2nd	$20.84	$17.26	$0.11	2nd	$27.00	$16.68	$0.10
3rd	$20.25	$16.61	$0.11	3rd	$27.00	$22.21	$0.10
4th	$22.84	$18.90	$0.11	4th	$25.00	$18.50	$0.10

The decision to declare cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources and Regulatory Matters in the Notes to the Company's Financial Statements included herein.

OVERVIEW

Ames National Corporation (Company) is a bank holding company established in 1975 that owns and operates five bank subsidiaries (Banks) in central Iowa. The following discussion is provided for the consolidated operations of the Company and its Banks: First National, State Bank, Boone Bank, Randall-Story Bank and United Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

The Company does not engage in any material business activities apart from its ownership of the Banks and the managing of its own bond, equity and loan portfolios. Products and services offered by the Banks are for commercial and consumer purposes, including loans, deposits and trust services. The Banks also offer investment services through a third-party broker-dealer. The Company employs eleven individuals to assist with financial reporting, human resources, marketing, audit, compliance, technology systems and the coordination of management activities, in addition to 176 full-time equivalent individuals employed by the Banks.

The Company's primary competitive strategy is to utilize seasoned and competent Bank management and local decision-making authority to provide customers with prompt response times and flexibility in the products and services offered. This strategy is viewed as providing an opportunity to increase revenues through the creation of a competitive advantage over other financial institutions. The Company also strives to remain operationally efficient to improve profitability while enabling the Banks to offer more competitive loan and deposit rates.

The principal sources of Company revenues and cash flows are: (i) interest and fees earned on loans made by the Company and Banks; (ii) interest on fixed income investments held by the Company and the Banks; (iii) fees on trust services provided by those Banks exercising trust powers; (iv) service charges on deposit accounts maintained at the Banks; and (v) securities gains. The Company's principal expenses are: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) data processing costs associated with maintaining the Banks' loan and deposit functions; (iv) occupancy expenses for maintaining the Banks' facilities; and (v) FDIC insurance assessments. The largest component contributing to the Company's net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest bearing liabilities (primarily deposit accounts and other borrowings). One of management's principal functions is to manage the spread between interest earned on earning assets and interest paid on interest bearing liabilities in an effort to maximize net interest income while maintaining an appropriate level of interest rate risk.

The Company reported net income of $12,966,000 for the year ended December 31, 2010 compared to $9,006,000 and $6,352,000 reported for the years ended December 31, 2009 and 2008, respectively. This represents an increase in net income of 44.0% when comparing 2010 with 2009. The increase in net income in 2010 from 2009 was primarily the result of improved net interest income, lower provision for loan losses and lower non-interest expense due to other real estate owned costs and FDIC insurance assessments. The increase in net income in 2009 from 2008 was primarily the result of improved non-interest income due to the losses associated with other-than-temporary impairment of investment securities in 2008 as compared to 2009. This improvement was offset in part by higher non-interest expense associated primarily with other real estate owned and FDIC insurance assessments. Earnings per share for 2010 were $1.37 compared to $0.95 in 2009 and $0.67 in 2008. All five Banks demonstrated profitable operations during 2010.

The Company's return on average equity for 2010 was 10.91% compared to 8.31% and 5.89% in 2009 and 2008, respectively, and the return on average assets for 2010 was 1.40% compared to 1.02% in 2009 and 0.74% in 2008. The increase in return on average equity and assets when comparing 2010 to 2009 was primarily a result of the increased net income. The increase in return on average equity and assets when comparing 2009 to 2008 was primarily a result of the other-than-temporary impairment on investment securities recorded in 2008, offset in part by increased costs associated with other real estate owned and FDIC insurance assessments.

The following discussion will provide a summary review of important items relating to:

- Challenges
- Key Performance Indicators
- Industry Results
- Critical Accounting Policies
- Income Statement Review
- Balance Sheet Review
- Asset Quality Review and Credit Risk Management
- Liquidity and Capital Resources
- Interest Rate Risk
- Inflation
- Forward-Looking Statements
- Performance Graph

CHALLENGES

Management has identified certain events or circumstances that may negatively impact the Company's financial condition and results of operations in the future and is attempting to position the Company to best respond to those challenges.

- In March of 2009, the Office of Comptroller of the Currency ("OCC") imposed individual minimum capital ratios requiring First National to maintain, on an ongoing basis, Tier One Leverage Capital of 9% of Adjusted Total Assets and Total Risk Based Capital of 11% of Risk Weighted Assets. As of December 31, 2010, First National exceeded these capital ratios. Failure to maintain the individual minimum capital ratios could result in additional regulatory action against First National.

- Interest rates are likely to increase as the economy continues its gradual recovery and an increasing interest rate environment may present a challenge to the Company. Increases in interest rates may negatively impact the Company's net interest margin if interest expense increases more quickly than interest income. The Company's earning assets (primarily its loan and investment portfolio) have longer maturities than its interest bearing liabilities (primarily deposits and other borrowings); therefore, in a rising interest rate environment, interest expense may increase more quickly than interest income as the interest bearing liabilities reprice more quickly than earning assets. In response to this challenge, the Banks model quarterly the changes in income that would result from various changes in interest rates. Management believes Bank earning assets have the appropriate maturity and repricing characteristics to optimize earnings and the Banks' interest rate risk positions.

- The Company's market in central Iowa has numerous banks, credit unions, and investment and insurance companies competing for similar business opportunities. This competitive environment will continue to put downward pressure on the Banks' net interest margins and thus affect profitability. Strategic planning efforts at the Company and Banks continue to focus on capitalizing on the Banks' strengths in local markets while working to identify opportunities for improvement to gain competitive advantages.

- Loans amounted to $418.1 million and $415.4 million as of December 31, 2010 and 2009, respectively. The loan portfolio increased 0.6% during the year ended December 31, 2010. The increase in the loan portfolio is primarily due to increases in the commercial and agricultural operating and commercial real estate loan portfolios. A decline in the loan portfolio would have a negative impact on the Company's earnings for the year.

- The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated in 2009 and 2008 and significantly contributed to the Company's increased level of non-performing loans, other real estate owned and related costs in 2009 and 2008. In 2010, there were no significant additional impaired loans in the Des Moines market. During the year ended December 31, 2010, the Company foreclosed on one real estate property (other real estate owned) totaling $402,000 in the Des Moines market. Presently, the Company has $2.9 million in impaired loans with two Des Moines development companies with specific reserves totaling $223,000. The Company has additional customer relationships with real estate developers in the Des Moines area that may become impaired in the future if economic conditions do not improve or become worse. The Company has a limited number of such credits and is actively engaged with the customers to minimize credit risk.

- Other real estate owned amounted to $10.5 million as of December 31, 2010 and 2009. Other real estate owned costs amounted to $195,000, $4,198,000 and $151,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Management obtains independent appraisals or performs evaluations to determine that these properties are carried at the lower of the new cost basis or fair value less cost to sell. It is at least reasonably possible that change in fair values will occur in the near term and that such changes could have a negative impact on the Company's earnings.

- The FDIC imposes an assessment against all depository institutions for deposit insurance. The FDIC has the authority to increase insurance assessments. FDIC insurance assessments amounted to $1,120,000, $1,675,000 and $243,000 for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, 161 banks failed compared to 140 bank failures in 2009 and 25 in 2008. An increase in FDIC deposit assessments will have a negative impact on the Company's earnings.

- The Company operates in a highly regulated environment and is subject to extensive regulation, supervision and examination. The compliance burden and impact on the Company's operations and profitability with respect to the Dodd-Frank Act are currently unknown, as the Dodd-Frank Act delegates to various federal agencies the task of implementing its many provisions through regulation. Hundreds of new federal regulations, studies and reports addressing all of the major areas of the new law, including the regulation of financial institutions and their holding companies, will be required, ensuring that federal rules and policies in this area will be further developing for months and years to come. Based on the provisions of the Dodd-Frank Act and anticipated implementing regulations, it is highly likely that financial institutions as well as their holding companies will be subject to significantly increased regulation and compliance obligations that expose them to noncompliance risk and consequences. The Bureau of Financial Consumer Protection ("BCFP") has broad rulemaking authority to administer and carry

out the purposes and objectives of the new federal consumer protection laws, and to prevent evasions thereof, with respect to all financial institutions that offer financial products and services to consumers. The BCFP is also authorized to prescribe rules, applicable to any covered person or service provider, identifying and prohibiting acts or practices that are "unfair, deceptive, or abusive" in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service ("UDAP authority"). The full reach and impact of the BCFP's broad new rulemaking powers and UDAP authority on the operations of financial institutions offering consumer financial products or services is currently unknown. Notwithstanding, insured depository institutions with assets of $10 billion or less will continue to be supervised and examined by their primary federal regulators, rather than the BCFP, with respect to compliance with the federal consumer protection laws. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including but not limited to the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of restrictions on activities, regulatory policy, regulations, or legislation, including but not limited to changes in the regulations governing banks, could have a material impact on the Company's operations. It is unknown at this time to what extent legislation will be passed into law or regulatory proposals will be adopted, or the effect that such passage or adoption will have on the banking industry or the Company. Applicable laws and regulations may change, and there is no assurance that such changes will not adversely affect the Company's business.

KEY PERFORMANCE INDICATORS

Certain key performance indicators for the Company and the industry are presented in the following chart. The industry figures are compiled by the Federal Deposit Insurance Corporation (FDIC) and are derived from 7,657 commercial banks and savings institutions insured by the FDIC. Management reviews these indicators on a quarterly basis for purposes of comparing the Company's performance from quarter to quarter against the industry as a whole.

Selected Indicators for the Company and the Industry

	Year Ended December 31,					
	2010		2009		2008	
	Company	Industry	Company	Industry	Company	Industry
Return on assets	1.40%	0.66%	1.02%	0.09%	0.74%	0.12%
Return on equity	10.91%	5.99%	8.31%	0.90%	5.89%	1.24%
Net interest margin	3.74%	3.76%	3.78%	3.47%	3.94%	3.18%
Efficiency ratio	50.26%	57.22%	63.87%	55.53%	67.40%	59.02%
Capital ratio	12.80%	8.90%	12.32%	8.65%	12.57%	7.49%

Key performance indicators include:

- Return on Assets

  This ratio is calculated by dividing net income by average assets. It is used to measure how effectively the assets of the Company are being utilized in generating income. The Company's return on assets ratio is higher than that of the industry, primarily as a result of the Company's lower provision for loan losses and non-interest expense relative to the industry.

- Return on Equity

  This ratio is calculated by dividing net income by average equity. It is used to measure the net income or return the Company generated for the shareholders' equity investment in the Company. The Company's return on equity ratio is higher than the industry primarily as a result of the Company's lower provision for loan losses and non-interest expense relative to the industry.

- Net Interest Margin

  This ratio is calculated by dividing net interest income by average earning assets. Earning assets consist primarily of loans and investments that earn interest. This ratio is used to measure how well the Company is able to maintain interest rates on earning assets above those of interest-bearing liabilities, which is the interest expense paid on deposit accounts and other borrowings. The Company's net interest margin is comparable to that of the industry.

- Efficiency Ratio

  This ratio is calculated by dividing noninterest expense by net interest income and noninterest income. The ratio is a measure of the Company's ability to manage noninterest expenses. The Company's efficiency ratio is lower than the

industry average. The Company's efficiency ratio decreased in 2010 as compared to 2009 primarily as a result of the impairment of the other real estate owned in 2009 with no significant impairments in 2010.

- Capital Ratio

  The capital ratio is calculated by dividing average total equity capital by average total assets. It measures the level of average assets that are funded by shareholders' equity. Given an equal level of risk in the financial condition of two companies, the higher the capital ratio, generally the more financially sound the company. The Company's capital ratio is significantly higher than the industry average.

INDUSTRY RESULTS

The FDIC Quarterly Banking Profile reported the following results for the fourth quarter of 2010:

Fourth Quarter Earnings Contrast Favorably with Year-Earlier Net Loss

Lower expenses for troubled loans continued to boost the earnings of insured commercial banks and savings institutions in fourth quarter 2010. The 7,657 institutions filing year-end reports posted quarterly net income of $21.7 billion, a substantial improvement over the $1.8 billion net loss in fourth quarter 2009 and the second-highest quarterly total reported since second quarter 2007. The greatest year-over-year improvement in earnings occurred at the largest banks, but almost two out of every three institutions (62%) reported better net income than a year ago. One in four institutions reported a net loss in the fourth quarter, an improvement from a year ago when more than one in three (35%) were unprofitable.

Provisions Fall to Lowest Level in More than Three Years

Insured institutions set aside $31.6 billion in provisions for loan losses in the fourth quarter, almost 50% less than the $62.9 billion they set aside a year earlier. This is the smallest quarterly loss provision for the industry since third quarter 2007. Much of the year-over-year reduction in provisions was concentrated among some of the largest banks. Seven large institutions accounted for more than half of the $31.3 billion reduction. However, a majority of insured institutions (54%) reduced their provisions in the fourth quarter compared to a year ago.

Revenue Growth Slows

Revenue growth was sluggish in the fourth quarter. Net operating revenue (net interest income plus total noninterest income) was $163.6 billion, only $2.8 billion (1.7%) higher than a year earlier and $2.1 billion (1.3%) less than in third quarter 2010. This is the second-smallest year-over-year increase in quarterly net operating income in the past two years (after the $911 million year-over-year increase in second quarter 2010). Despite the small size of the aggregate increase, revenues were up at almost two-thirds of all institutions (62.4%).

Fee Income Declines

Among the notable areas of noninterest revenue weakness, service charge income on deposit accounts at banks filing Call Reports was $2.1 billion (20.7%) lower than a year earlier. This is the second consecutive quarter that deposit account fees have declined by 20% or more from the prior year. Asset servicing income was $2.2 billion (32.3%) lower, and securitization income was down by $1.5 billion (90.7%). Both declines were primarily the result of changes in accounting rules that affected financial reporting in 2010.1The new accounting rules also were responsible for much of the $7.5 billion (7.5%) year-over-year increase in quarterly net interest income. A majority of institutions (59.8%) reported higher net interest margins than a year ago, but fourth quarter margins were lower than third quarter margins at 55% of institutions.

Higher Asset Values Contribute to Income Improvement

The industry's bottom line also benefited from improvement in asset values. Gains on sales of loans and other assets totaled $4 billion in the fourth quarter, more than three times the $1.3 billion in gains that sales produced in fourth quarter 2009. Realized gains on securities totaled $2.3 billion, compared to $5 million in realized losses a year earlier.

Full-Year Earnings Represent Sharp Improvement from Revised 2009 Loss

Full-year 2010 net income totaled $87.5 billion, compared to a revised net loss of $10.6 billion in 2009. This is the highest full-year earnings total for the industry since 2007. More than two out of every three institutions (67.5%) reported higher earnings in 2010 than in 2009. The proportion of unprofitable institutions fell from 30.6% in 2009 to 21% in 2010. This is the first time in six years that the percentage of institutions reporting full-year net losses has declined. The largest factor in the improvement in the industry's net income was a $92.6 billion (37.1%) reduction in loan-loss provisions. The second-largest source of improvement was a $28.7 billion decline in charges for goodwill impairment. An additional contribution came from realized gains on securities and other assets, which were $10.8

billion higher. The improvement in full-year earnings was limited by increased income taxes, which were $32.2 billion higher than in 2009. Overall net operating revenue growth was relatively weak in 2010. The $10.8 billion (1.6%) increase was the second-worst year-over-year change in the past 16 years, after the $20.4 billion decline registered in 2008. Noninterest income from service charges on deposit accounts was $5.5 billion (13.1%) lower than in 2009. This is the first time in the 69 years that these data have been collected that full-year service charge income has declined. Insured institutions paid $53.9 billion in dividends in 2010, an increase of $6.7 billion (14.3%) over 2009, but less than half the annual record of $110.3 billion paid in 2007. Retained earnings totaled $33.6 billion, marking the first year since 2006 that the industry as a whole has reported internal capital growth.

Loan Losses Continue to Decline across Most Major Categories

Net loan and lease charge-offs (NCOs) totaled $41.9 billion in the fourth quarter, a decline of $13 billion (23.7%) compared to fourth quarter 2009. With the exception of credit cards (which reflected the application of new accounting rules in 2010), almost all major loan categories posted year-over-year declines in quarterly charge-offs. Real estate construction and development loan charge-offs were $4.2 billion lower, while charge-offs of commercial and industrial (C&I) loans were down by $4 billion. Closed-end one-to-four family residential real estate NCOs were $3.1 billion lower, and home equity line of credit NCOs fell by $1.5 billion. NCOs of nonfarm nonresidential real estate loans were only $101 million higher than a year earlier. Reported credit card NCOs were $2.9 billion higher due to the inclusion in 2010 of NCOs on securitized credit card balances that were not included in prior years. Even with the reporting change, the year-over-year increase in quarterly credit card NCOs was the smallest in two years. On a consecutive-quarter basis, credit card NCOs have fallen in each of the past three quarters.

Nonperforming Asset Balances Fall for Third Consecutive Quarter

The amount of loan and lease balances that were noncurrent (90 days or more past due or in nonaccrual status) fell for a third consecutive quarter, declining by $17.9 billion (4.7%). Noncurrent balances declined in all major loan categories, led by real estate construction loans (down $7.4 billion), C&I loans (down $3.2 billion), multifamily residential real estate loans (down $2.1 billion), and closed-end one-to-four family residential real estate loans (down $2 billion). The industry's inventory of other real estate owned (primarily property acquired through foreclosure) declined for the first time since fourth quarter 2005, falling by $374 million. At the end of 2010, noncurrent assets and other real estate owned represented 3.11% of total industry assets, the lowest share since the end of third quarter 2009. See FASB Statements 166 and 167 in Notes to Users. Amendments to prior financial reports received from one large institution resulted in a $10.4 billion reduction in expenses for goodwill impairment in third quarter 2010 and $20.3 billion in increased expenses for goodwill impairment in the first two quarters of 2009.

Reserve Balances Shrink as Loss Provisions Trail Net Charge-Offs

Reserves for loan and lease losses declined for a third consecutive quarter, falling by $11.1 billion (4.6%), as net charge-offs of $41.9 billion exceeded loss provisions of $31.6 billion. Four large banks accounted for more than half of the decline in industry reserves, as more than a third of all institutions (39.4%) reduced their loss reserve balances in the fourth quarter. However, owing to the decline in noncurrent loans, the industry's "coverage ratio" of reserves to noncurrent loans and leases remained essentially unchanged from the previous quarter, at 64.2%. More than half of all institutions (52.3%) increased their coverage ratios in the fourth quarter, while 39.3% reported coverage ratio declines.

Tier 1 Capital Posts Small Increase

Equity capital fell by $8.5 billion (0.6%) in the fourth quarter, the first quarterly decline since fourth quarter 2008. The drop was caused by a $16.2 billion (71.9%) decline in unrealized gains on securities held for sale. In contrast, insured institution tier 1 leverage capital, which is not affected by changes in securities values, increased by $3.4 billion (0.3%). Total regulatory capital declined by $616 million, reflecting the reduction in loan-loss reserves in the fourth quarter. At the end of 2010, almost 96% of all insured institutions, representing more than 99% of all insured institution assets, met or exceeded the minimum requirements of the highest regulatory capital category, according to the calculations used for purposes of Prompt Corrective Action.

Loan Balances Decline at a Majority of Institutions

Total assets of insured institutions declined by $51.8 billion (0.4%) in the fourth quarter. Assets in trading accounts fell by $43.1 billion (5.6%), while total loan and lease balances dropped by $13.6 billion (0.2%). The largest reductions in loan portfolios occurred in real estate construction and development loans, where balances fell by $32.5 billion (9.2%); non-credit card consumer loans (down $29 billion, or 4.9%); and home equity lines of credit, where drawn balances shrank by $11 billion (1.7%). Securities portfolios rose by $26.1 billion (1%), as institution holdings of mortgage-backed securities increased by $42.7 billion (3%). Among loan categories that posted increases during the quarter, credit cards had a seasonal increase of $18.1 billion (2.6%); one-to-four family residential mortgage loans increased for the second quarter in a row, rising by $17 billion (0.9%); and C&I loans also posted a second consecutive quarterly increase, rising by $11.8 billion (1%). Loan balances fell at almost 60% of insured institutions in the fourth quarter.

Deposit Growth Remains Strong

Deposits grew strongly for a second consecutive quarter, rising by $149.3 billion (1.6%), after a $132.7 billion (1.5%) increase in the third quarter. Noninterest-bearing deposits in domestic offices increased by $81.6 billion (5.1%). Nondeposit liabilities fell by $200.4 billion (7.8%), as Federal Home Loan Bank advances declined by $15.9 billion (4%), other secured borrowings dropped by $64.9 billion (14.3%), and liabilities in trading accounts fell by $30.2 billion (9.5%). At year-end, deposits funded 70.7% of total industry assets, the highest proportion since the end of first quarter 1996.

Failures Reached an 18-Year High in 2010

The number of insured institutions reporting quarterly financial results fell from 7,761 to 7,657 in the fourth quarter. Thirty insured institutions failed during the quarter and an additional 73 were absorbed in mergers. There were three new charters added in the quarter. For all of 2010, mergers absorbed 197 institutions, while 157 insured commercial banks and savings institutions failed. This is the largest annual number of bank failures since 1992, when 181 institutions failed. Only 11 new reporters were added during 2010, the smallest annual total in the FDIC's 77-year history. The number of institutions on the FDIC's "Problem List" increased from 860 to 884 in the fourth quarter. Total assets of "problem" institutions increased from $379 billion to $390 billion.

CRITICAL ACCOUNTING POLICIES

The discussion included within this Report are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" accompanying the Company's audited financial statements. Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified the allowance for loan losses, valuation of other real estate owned and the assessment of other-than-temporary impairment for certain financial instruments to be the Company's most critical accounting policies.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses that is treated as an expense and charged against earnings. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem loans. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses, incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or lesser than future charge-offs. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

For further discussion concerning the allowance for loan losses and the process of establishing specific reserves, see the section of this Report entitled "Asset Quality Review and Credit Risk Management" and "Analysis of the Allowance for Loan Losses".

Other Real Estate Owned

Real estate properties acquired through or in lieu of foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Independent appraisals or evaluations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost basis or fair value less cost to sell. These appraisals or evaluations are inherently subjective and require estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

Other-Than-Temporary Impairment of Investment Securities

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are generally reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the intent to sell the investment securities and the more likely than not requirement that the Company will be required to sell the investment securities prior to recovery (2) the length of time and the extent to which the fair value has been less than cost and (3) the financial condition and near-term prospects of the issuer. Due to potential changes in conditions, it is at least reasonably possible that changes in management's assessment of other-than-temporary impairment will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

INCOME STATEMENT REVIEW

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.

Average Balances and Interest Rates

The following two tables are used to calculate the Company's net interest margin. The first table includes the Company's average assets and the related income to determine the average yield on earning assets. The second table includes the average liabilities and related expense to determine the average rate paid on interest bearing liabilities. The net interest margin is equal to the interest income less the interest expense divided by average earning assets. Refer to the net interest income discussion following the tables for additional detail.

ASSETS

	2010			2009			2008		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
(dollars in thousands)									
Interest-earning assets									
Loans (1)									
Commercial	$68,905	$3,869	5.61%	$68,677	$3,535	5.15%	$82,448	$4,915	5.96%
Agricultural	41,941	2,443	5.82%	36,351	2,196	6.04%	32,230	2,227	6.91%
Real estate	284,515	16,542	5.81%	304,362	18,074	5.94%	324,863	20,754	6.39%
Consumer and other	22,327	1,207	5.41%	25,078	1,407	5.61%	24,241	1,562	6.44%
Total loans (including fees)	$417,688	$24,061	5.76%	$434,468	$25,212	5.80%	$463,782	$29,458	6.35%
Investment securities									
Taxable	239,853	6,965	2.90%	203,735	7,967	3.91%	$196,619	$9,813	4.99%
Tax-exempt (2)	183,541	8,875	4.84%	151,340	7,991	5.28%	140,425	8,894	6.33%
Total investment securities	$423,394	$15,840	3.74%	$355,075	$15,958	4.49%	$337,044	$18,707	5.55%
Interest bearing deposits and federal funds sold	32,130	489	1.52%	41,645	499	1.20%	13,971	364	2.61%
Total interest-earning assets	$873,212	$40,390	4.63%	$831,189	$41,669	5.01%	$814,797	$48,529	5.96%
Noninterest-earning assets									
Cash and due from banks	$19,544			$20,720			$19,581		
Premises and equipment, net	11,718			12,216			13,007		
Other, less allowance for loan losses	24,136			15,932			10,320		
Total noninterest-earning assets	$55,398			$48,868			$42,908		
TOTAL ASSETS	$928,610			$880,057			$857,705		

(1) Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.

(2) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental tax rate of 35%.

Average Balances and Interest Rates (continued)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010			2009			2008		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
(dollars in thousands)									
Interest-bearing liabilities									
Deposits									
Savings, NOW accounts, and money markets	$386,010	$1,369	0.35%	$355,504	$1,650	0.46%	$317,346	$3,658	1.15%
Time deposits < $100,000	147,453	3,076	2.09%	157,749	4,488	2.84%	170,223	6,603	3.88%
Time deposits > $100,000	89,290	1,651	1.85%	84,786	2,290	2.70%	97,193	3,947	4.06%
Total deposits	$622,753	$6,096	0.98%	$598,040	$8,428	1.41%	$584,762	$14,208	2.43%
Other borrowed funds	87,758	1,679	1.91%	83,841	1,798	2.14%	78,764	2,194	2.79%
Total interest-bearing liabilities	$710,511	$7,775	1.09%	$681,881	$10,226	1.50%	$663,526	$16,402	2.47%
Noninterest-bearing liabilities									
Demand deposits	94,286			84,245			78,033		
Other liabilities	4,924			5,519			8,352		
Stockholders' equity	118,889			108,412			107,794		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$928,610			$880,057			$857,705		
Net interest income		$32,615	3.74%		$31,443	3.78%		$32,127	3.94%
Spread Analysis									
Interest income/average assets		$40,390	4.35%		$41,669	4.73%		$48,529	5.66%
Interest expense/average assets		7,775	0.84%		10,226	1.16%		16,402	1.91%
Net interest income/average assets		32,615	3.51%		31,443	3.57%		32,127	3.75%

Rate and Volume Analysis

The rate and volume analysis is used to determine how much of the change in interest income or expense is the result of a change in volume or a change in interest rate. For example, real estate loan interest income decreased $1,532,000 in 2010 compared to 2009. Decreased volume of real estate loans lowered income in 2010 by $1,147,000 and lower interest rates lowered interest income in 2010 by $385,000.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volume and rates.

(dollars in thousands)	2010 Compared to 2009			2009 Compared to 2008		
	Volume	Rate	Total (1)	Volume	Rate	Total (1)
Interest income						
Loans						
Commercial	$12	$322	$334	$(761)	$(618)	$(1,379)
Agricultural	329	(82)	247	267	(298)	(31)
Real estate	(1,147)	(385)	(1,532)	(1,266)	(1,414)	(2,680)
Consumer and other	(151)	(49)	(200)	52	(207)	(155)
Total loans (including fees)	(957)	(194)	(1,151)	(1,708)	(2,537)	(4,245)
Investment securities						
Taxable	1,267	(2,269)	(1,002)	344	(2,190)	(1,846)
Tax-exempt	1,592	(708)	884	653	(1,556)	(903)
Total investment securities	2,859	(2,977)	(118)	997	(3,746)	(2,749)
Interest bearing deposits and federal funds sold	(127)	117	(10)	500	(365)	135
Total interest-earning assets	1,775	(3,054)	(1,279)	(211)	(6,649)	(6,860)
Interest-bearing liabilities						
Deposits						
Savings, NOW accounts, and money markets	132	(413)	(281)	396	(2,404)	(2,008)
Time deposits < $100,000	(279)	(1,133)	(1,412)	(454)	(1,661)	(2,115)
Time deposits > $100,000	116	(755)	(639)	(457)	(1,200)	(1,657)
Total deposits	(31)	(2,301)	(2,332)	(515)	(5,265)	(5,780)
Other borrowed funds	81	(200)	(119)	136	(532)	(396)
Total interest-bearing liabilities	50	(2,501)	(2,451)	(379)	(5,797)	(6,176)
Net interest income-earning assets	$1,725	$(553)	$1,172	$168	$(852)	$(684)

(1) The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

Net Interest Income

The Company's largest contributing component to net income is net interest income, which is the difference between interest earned on earning assets and interest paid on interest bearing liabilities. The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Refer to the tables preceding this paragraph for additional detail. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2010, 2009 and 2008, the Company's net interest margin was 3.74%, 3.78% and 3.94%, respectively.

Net interest income during 2010, 2009 and 2008 totaled $29,519,000, $28,665,000 and $29,112,000, respectively, representing a 3% increase in 2010 compared to 2009 and a 2% decrease in 2009 from 2008. Net interest income increased in 2010 as compared to 2009 due primarily to increases in average interest-earning assets, offset in part by yields on investments declining more than yields on deposits. Net interest income declined in 2009 as compared to 2008 as yields on loans and investment securities declined more than yields on deposits and other borrowings.

The high level of competition in the local markets will continue to put downward pressure on the net interest margin of the Company. Currently, the Company's largest market, Ames, Iowa, has ten banks, two thrifts, six credit unions and several other financial investment companies. Multiple banks are also located in the Company's other communities creating similarly competitive environments.

Provision for Loan Losses

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company's provision for loan losses for the year ended December 31, 2010 was $664,000 compared to $1,558,000 for the previous year. The lower provision for loan losses in 2010 as compared to 2009 was due primarily to a lower provision for loan losses on impaired loans for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The Company's provision for loan losses for the year ended December 31, 2009 was $1,558,000 compared to $1,313,000 for the previous year. Increases in the general factors used to calculate the provision for loan losses due to weakening economic conditions and a higher level of specific reserve on impaired loans, offset in part by a decrease in the loan portfolio, were the primary reasons the provision for loan losses increased from 2008 to 2009. Refer to the Asset Quality and Credit Risk Management discussion for additional details with regard to loan loss provision expense.

Management believes the allowance for loan losses is adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

Noninterest Income (Loss) and Expense

Total noninterest income (loss) is comprised primarily of fee-based revenues from trust and agency services, bank-related service charges on deposit activities, net securities gains, other-than-temporary impairment of investment securities, merchant and ATM fees related to electronic processing of merchant and cash transactions and gain on sale of loans held for sale.

Noninterest income (loss) during the years ended 2010, 2009 and 2008 totaled $6,936,000, $6,924,000 and ($3,008,000), respectively. The slightly higher non-interest income in 2010 as compared to 2009 related primarily to higher trust department income and merchant and ATM fees, offset in part by decreases in service fees and security gains. Trust income increases are due primarily to increases in the customer base. Increase in merchant and ATM fees are due primarily to increase in usage. Decreases in service fees are due in part to regulatory changes associated with overdraft fees. The higher non-interest income in 2009 as compared to 2008 related primarily to significant other-than-temporary impairment of investment securities in 2008, offset in part by lower securities gains in 2009 as compared to 2008. Impairment for 2008 primarily related to charges of $8,451,000 related to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation preferred stock and $3,603,000 related to three corporate bonds. Excluding securities gains in 2010 and 2009, noninterest income increased 3.9% in 2010 as compared to 2009. Excluding the other-than-temporary impairment of investment securities and securities gains in 2009 and 2008, noninterest income increased 4.3% in 2009 as compared to 2008.

Noninterest expense for the Company consists of all operating expenses other than interest expense on deposits and other borrowed funds. Historically, the Company has not had any material expenses relating to discontinued operations, extraordinary losses or adjustments from a change in accounting principles. Salaries and employee benefits are the largest component of the Company's operating expenses and comprise 59% of noninterest expenses in 2010.

Noninterest expense during the years ended 2010, 2009 and 2008 totaled $18,321,000, $22,732,000 and $17,594,000, respectively, representing a 19% decrease in 2010 compared to a 29% increase in 2009. The primary reason for the decrease in 2010 was the decreases in other real estate owned costs, due primarily to impairment write downs in 2009, and the decrease in FDIC insurance assessment, due to a one-time special assessment in 2009 and lower assessment rates in 2010. The primary reason for the increase in 2009 compared to 2008 was the increases in other real estate owned costs, due primarily to impairment write downs, and the increase in FDIC insurance assessment, due to a one-time special assessment and increased assessment rates. The percentage of noninterest expense to average assets was 1.97% in 2010, compared to 2.58% and 2.05% during 2009 and 2008, respectively.

Provision for Income Taxes

The provision for income taxes for 2010, 2009 and 2008 was $4,504,000, $2,293,000 and $845,000, respectively. This amount represents an effective tax rate of 26% during 2010, compared to 20% and 12% for 2009 and 2008, respectively. The Company's marginal federal tax rate is currently 35%. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

BALANCE SHEET REVIEW

The Company's assets are comprised primarily of loans and investment securities. Average earning asset maturity or repricing dates are less than five years for the combined portfolios as the assets are funded for the most part by short term deposits with either immediate availability or less than one year average maturities. This exposes the Company to risk with regard to changes in interest rates that are more fully explained in the "Quantitative and Qualitative Disclosures about Market Risk" section of this Report.

Total assets increased to $962,975,000 in 2010 compared to $915,570,000 in 2009, a 5.2% increase. The increase in assets was due primarily to increases in the Company's investment securities portfolio of $51,253,000 when comparing year end 2010 and 2009.

Loan Portfolio

Net loans as of December 31, 2010 totaled $418,094,000, up slightly from the $415,434,000 as of December 31, 2009, an increase of 0.6%. The increase in loan volume occurred in spite of a continuing weakness in loan demand. Loans are the primary contributor to the Company's revenues and cash flows. The average yield on loans was 202 and 131 basis points higher in 2010 and 2009, respectively, in comparison to the average tax-equivalent investment portfolio yields.

Types of Loans

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31, 2010.

(dollars in thousands)	2010	2009	2008	2007	2006
Real Estate					
Construction	$19,597	$22,864	$35,326	$46,568	$30,600
1-4 family residential	88,933	91,673	95,988	104,762	103,620
Commercial	139,370	141,741	153,366	147,023	139,149
Agricultural	31,931	30,788	33,547	33,684	31,092
Commercial	78,173	69,031	76,653	78,616	73,760
Agricultural	45,630	42,356	40,324	36,133	33,434
Consumer and other	22,052	24,693	24,528	22,782	24,276
Total loans	425,686	423,146	459,732	469,568	435,931
Deferred loan fees, net	71	60	72	137	276
Total loans net of deferred fees	$425,615	$423,086	$459,660	$469,431	$435,655

The Company's loan portfolio consists of real estate loans, commercial loans, agricultural loans and consumer loans. As of December 31, 2010, gross loans totaled approximately $426 million, which equals approximately 57% of total deposits and 44% of total assets. The Company's peer group (consisting of 438 bank holding companies with total assets of $500 to $1,000 million) loan to deposit ratio as of December 31, 2010, was a much higher 80%. The primary factor relating to the lower loan to deposit ratio for the Company compared to peer group averages is a more conservative underwriting philosophy. As of December 31, 2010, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years, with the Company's loan policy permitting a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is given to contractors to construct commercial buildings and these loans generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Commercial loans consist primarily of loans to businesses for various purposes, including revolving lines to finance current operations, floor-plans, inventory and accounts receivable; capital expenditure loans to finance equipment and other fixed assets; and letters of credit. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities for area producers.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk and the amount and maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan. The Banks follow a loan policy, which has been approved by both the board of directors of the Company and the Banks, and is overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' board of directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Credit limits generally vary according to the type of loan and the individual loan officer's experience. Loans to any one borrower are limited by applicable state and federal banking laws.

Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2010

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After ten years	Total
Real Estate				
Construction	$10,006	$8,819	$772	$19,597
1-4 family residential	29,227	39,295	20,411	88,933
Commercial	18,914	102,176	18,280	139,370
Agricultural	9,664	17,366	4,901	31,931
Commercial	36,001	39,540	2,632	78,173
Agricultural	30,110	14,261	1,259	45,630
Consumer and other	2,745	13,945	5,362	22,052
Total loans	$136,667	$235,402	$53,617	$425,686

	After one year but within five years	After five years
Loan maturities after one year with:		
Fixed rates	$177,828	$41,177
Variable rates	57,574	12,440
	$235,402	$53,617

Loans Held For Sale

Mortgage origination funding awaiting delivery to the secondary market totaled $1,993,000 and $1,023,000 as of December 31, 2010 and 2009, respectively. Residential mortgage loans are originated by the Banks and sold to several secondary mortgage market outlets based upon customer product preferences and pricing considerations. The mortgages are sold in the secondary market to eliminate interest rate risk and to generate secondary market fee income. It is not anticipated at the present time that loans held for sale will become a significant portion of total assets.

Investment Portfolio

Total investments as of December 31, 2010 were $469,908,000, an increase of $51.3 million or 12% from the prior year end. As of December 31, 2010 and 2009, the investment portfolio comprised 49% and 46% of total assets, respectively.

The following table presents the fair values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2010, 2009 and 2008, respectively. This portfolio provides the Company with a significant amount of liquidity.

(dollars in thousands)	2010	2009	2008
U.S. treasury securities	$503	$525	$546
U.S. government agencies	87,412	106,640	49,695
U.S. government mortgage-backed securities	127,349	101,590	67,516
State and political subdivisions	228,373	178,052	128,741
Corporate bonds	20,372	24,300	55,237
Equity securities	5,898	7,548	11,279
Total	$469,907	$418,655	$313,014

Investments in states and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.

Corporate bond investments with a fair value of $358,000 with one issuer are considered other-than-temporarily impaired at December 31, 2010. There are no other corporate bonds that the Company would consider to be other-than-temporarily impaired as of December 31, 2010.

The equity securities portfolio consisted primarily of financial and utility stocks as of December 31, 2010, 2009, and 2008. The investment in the equity securities portfolio also includes an issue of Federal National Mortgage Association preferred stock and an issue of Federal Home Loan Mortgage Corporation preferred stock with a fair value of $19,000 at December 31, 2010, which has been classified as other-than-temporarily impaired. During the year ended December 31, 2010, the Company recognized $4,500 of other-than-temporary impairment charges in the equity securities portfolio. Management believes that there are no additional other-than-temporary impairments in the equity securities portfolio at December 31, 2010; however, it is possible that the Company may incur impairment losses in 2011.

As of December 31, 2010, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10% of consolidated stockholders' equity.

Investment Maturities as of December 31, 2010

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because issuers of the securities may have the right to call or prepay obligations with or without prepayment penalties.

(dollars in thousands)	Within one year	After one year but within five years	After five years but within ten years	After ten years	Total
U.S. treasury securities	$503	$ -	$ -	$ -	$503
U.S. government agencies	3,186	68,905	14,548	773	87,412
U.S. government mortgage-backed securities	1,043	117,561	7,966	779	127,349
States and political subdivisions*	23,133	98,410	91,430	15,400	228,373
Corporate bonds	2,911	13,440	3,663	358	20,372
Total	$30,776	$298,316	$117,607	$17,310	$464,009
Weighted average yield					
U.S. treasury	5.19%	0.00%	0.00%	0.00%	5.19%
U.S. government agencies	4.58%	2.58%	2.29%	4.50%	2.62%
U.S government mortgage-backed securities	3.05%	3.97%	4.15%	5.41%	3.52%
States and political subdivisions*	3.98%	4.43%	5.16%	6.01%	4.83%
Corporate bonds	5.74%	5.00%	5.80%	0.00%	5.23%
Total	4.19%	3.85%	4.75%	5.88%	4.18%

* Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

Deposits

Total deposits equaled $743,862,000 and $722,164,000 as of December 31, 2010 and 2009, respectively. The increase of $21,698,000 can be attributed primarily to an increase in public funds. Also the mix of deposits has changed as depositors have moved deposits to demand, NOW and money market from time deposit accounts. The deposit category seeing the largest balance increase was money market accounts.

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low-cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 59% of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates is not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company had $1,249,000 and $694,000 of brokered deposits as of December 31, 2010 and 2009, respectively.

Average Deposits by Type

The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the years ended December 31, 2010, 2009 and 2008.

	2010		2009		2008	
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
(dollars in thousands)						
Noninterest bearing demand deposits	$94,286	0.00%	$84,245	0.00%	$78,033	0.00%
Interest bearing demand deposits	194,281	0.35%	174,716	0.42%	155,689	0.96%
Money market deposits	154,264	0.37%	147,782	0.54%	134,295	1.53%
Savings deposits	37,465	0.32%	33,007	0.34%	27,362	0.40%
Time certificates < $100,000	147,453	2.09%	157,749	2.84%	170,223	3.88%
Time certificates > $100,000	89,290	1.85%	84,786	2.70%	97,193	4.06%
	$717,039		$682,285		$662,795	

Deposit Maturity

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 and over as of December 31, 2010, 2009 and 2008.

	2010	2009	2008
(dollars in thousands)			
3 months or less	$17,160	$17,814	$18,808
Over 3 through 12 months	41,180	45,007	38,589
Over 12 through 36 months	29,210	20,752	20,987
Over 36 months	7,308	3,481	2,995
Total	$94,858	$87,054	$81,379

Borrowed Funds

Borrowed funds that may be utilized by the Company are comprised of Federal Home Loan Bank (FHLB) advances, federal funds purchased, Treasury, Tax, and Loan option notes, and repurchase agreements. Borrowed funds are an alternative funding source to deposits and can be used to fund the Company's assets and unforeseen liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. Securities sold under agreement to repurchase (repurchase agreements) are similar to deposits as they are funds lent by various Bank customers; however, investment securities are pledged to secure such borrowings. The Company has repurchase agreements that generally reprice daily. Term repurchase agreements are funds lent by a third party with securities pledged to secure such borrowings. These term repurchase agreements have longer terms. Treasury, Tax, and Loan option notes consist of short term borrowing of tax deposits from the federal government and are not a significant source of borrowing for the Company.

The following table summarizes the outstanding amount of, and the average rate on, borrowed funds as of December 31, 2010, 2009 and 2008.

	2010		2009		2008	
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
(dollars in thousands)						
Federal funds purchased and repurchase agreements	$54,859	0.63%	$40,490	0.64%	$38,510	1.30%
Other short-term borrowings	2,047	0.00%	139	0.00%	1,064	0.00%
FHLB advances	16,745	2.91%	16,500	3.12%	23,500	2.90%
Term repurchase agreements	20,000	3.36%	20,000	3.77%	20,000	3.77%
Total	$93,651	1.61%	$77,129	1.98%	$83,074	2.33%

Average Annual Borrowed Funds

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on, borrowed funds for the years ended December 31, 2010, 2009 and 2008.

	2010		2009		2008	
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
(dollars in thousands)						
Federal funds purchased and repurchase agreements	$49,300	0.66%	$42,795	0.92%	$40,340	2.11%
Other short-term borrowings	610	0.00%	616	0.00%	689	1.89%
FHLB advances	17,848	3.28%	20,430	3.11%	17,735	3.34%
Term repurchase agreements	20,000	3.83%	20,000	3.85%	20,000	3.69%
Total	$87,758	1.91%	$83,841	2.14%	$78,764	2.79%
Maximum Amount Outstanding during the Year						
Federal funds purchased and repurchase agreements	$76,559		$50,493		$48,699	
Other short-term borrowings	$3,131		$3,053		$1,351	
FHLB advances	$18,500		$23,500		$23,500	
Term repurchase agreements	$20,000		$20,000		$20,000	

Off-Balance-Sheet Arrangements

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit that assist customers with their credit needs to conduct business. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. As of December 31, 2010, the most likely impact of these financial instruments on revenues, expenses, or cash flows of the Company would come from unidentified credit risk causing higher provision expense for loan losses in future periods. These financial instruments are not expected to have a significant impact on the liquidity or capital resources of the Company. For additional information, see Note 11 of the "Notes to Consolidated Statements" and the "Liquidity and Capital Resources" section of this discussion.

Contractual Obligations

The following table sets forth the balance of contractual obligations by maturity period as of December 31, 2010 (in thousands).

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Deposits	$743,862	$645,427	$77,312	$21,123	$ -
Federal funds purchased and securities sold under agreements to repurchase	54,859	54,859	-	-	-
Other short-term borrowings	2,047	2,047	-	-	-
FHLB advances and other long-term borrowings (1)	36,745	2,066	2,139	7,148	25,392
Operating lease obligation	35	8	16	11	-
Purchase obligations (2)	2,416	672	1,344	400	-
Total	$839,964	$705,079	$80,811	$28,682	$25,392

(1) FHLB advances and other long-term borrowings consist of various FHLB borrowings with various fixed rates with final maturities through 2025. Other long-term borrowings consist of term repurchase agreements having maturities greater than one year and can be called by the issuing financial institution with final maturities through 2018.

(2) Purchase obligations include data processing and Internet banking services contracts that include termination provisions that would accelerate all future payments in the event the Company changed service providers prior to the contracts' expirations.

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

The Company's credit risk is centered in the loan portfolio, which on December 31, 2010, totaled $418,094,000 as compared to $415,434,000 as of December 31, 2009, an increase of 0.6%. Net loans comprise 43% of total assets as of the end of 2010. The object in managing loan portfolio risk is to reduce the risk of loss resulting from a customer's failure to perform according to the

terms of a transaction and to quantify and manage credit risk on a portfolio basis. As the following chart indicates, the Company's non-performing assets have decreased and total $17,214,000 as of December 31, 2010. The Company's level of problem assets as a percentage of assets of 1.79% as of December 31, 2010, is lower than the average for FDIC insured institutions as of December 31, 2010, of 3.11%. Management believes that the allowance for loan losses remains adequate based on its analysis of the non-performing assets and the portfolio as a whole.

Non-performing Assets

The following table sets forth information concerning the Company's non-performing assets for the past five years ended December 31, 2010.

(dollars in thousands)	2010	2009	2008	2007	2006
Non-performing assets:					
Nonaccrual loans	$6,277	$10,187	$6,339	$3,249	$291
Loans 90 days or more past due	21	121	469	1,300	758
Total non-performing loans	6,298	10,308	6,808	4,549	1,049
Securities available-for-sale	377	660	358	-	-
Other real estate owned	10,539	10,480	13,334	2,846	2,808
Total non-performing assets	$17,214	$21,448	$20,500	$7,395	$3,857

The accrual of interest on non-accrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received and principal obligations are expected to be recoverable. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair value of the loan's collateral.

At December 31, 2010 and 2009, the Company had non-performing loans of approximately $6,298,000 and $10,308,000, respectively. The economic conditions for commercial real estate developers in the Des Moines metropolitan area deteriorated in 2009 and 2008 and contributed to the Company's increased level of non-performing loans, other real estate owned and related costs in 2009 and 2008. In 2010, there were no significant additional impaired loans in the Des Moines market. During the year ended December 31, 2010, the Company foreclosed on one real estate property (other real estate owned) totaling $402,000 in the Des Moines market. Presently, the Company has $2.9 million in impaired loans with two Des Moines development companies with specific reserves totaling $223,000. The Company has additional customer relationships with real estate developers in the Des Moines area that may become impaired in the future if economic conditions do not improve or become worse. The Company has a limited number of such credits and is actively engaged with the customers to minimize credit risk.

Impaired loans totaled $6,432,000 as of December 31, 2010 and were $3,755,000 lower than the impaired loans as of December 31, 2009. The Company considers impaired loans to generally include the non-performing loans (consisting of nonaccrual loans and loans past due 90 days or more and still accruing) and other loans that may or may not meet the former nonperforming criteria but are considered to meet the definition of impaired.

The allowance for loan losses related to these impaired loans was approximately $445,000 and $999,000 at December 31, 2010 and 2009, respectively. The average balances of impaired loans for the years ended December 31, 2010 and 2009 were $7,095,000 and $8,498,000, respectively. For the years ended December 31, 2010, 2009 and 2008, interest income, which would have been recorded under the original terms of such loans, was approximately $425,000, $564,000 and $478,000, respectively, with $233,000, $32,000 and $155,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were approximately $21,000 and $121,000 at December 31, 2010 and 2009, respectively.

Summary of the Allowance for Loan Losses

The provision for loan losses represents an expense charged against earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; historical charge offs; the condition of the local economy; the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of the allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or collateral are sufficient to repay the loan; delinquent status; criticism of the loan in a regulatory examination; the accrual of interest has been suspended; or other reasons, including when the loan has other special or unusual characteristics which warrant special monitoring.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

Analysis of the Allowance for Loan Losses

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years.

(dollars in thousands)	2010	2009	2008	2007	2006
Balance at beginning of period	$7,652	$6,779	$5,781	$6,533	$6,765
Charge-offs:					
Real estate					
Construction	22	105	76	402	-
1-4 Family residential	163	155	89	1	6
Commercial	20	415	70	25	-
Agricultural	50	15	-	-	-
Commercial	391	54	77	-	-
Agricultural	42	-	-	-	-
Consumer and other	179	122	115	299	99
Total charge-offs	867	866	427	727	105
Recoveries:					
Real estate					
Construction	-	6	-	-	-
1-4 Family residential	1	27	3	1	1
Commercial	-	98	1	-	-
Agricultural	-	-	-	-	-
Commercial	5	3	35	21	6
Agricultural	32	-	-	-	-
Consumer and other	34	47	73	47	49
Total recoveries	72	181	112	69	56
Net charge-offs	795	685	315	658	49
Provisions charged (credited) to operations	664	1,558	1,313	(94)	(183)
Balance at end of period	$7,521	$7,652	$6,779	$5,781	$6,533
Average loans outstanding	$417,688	$434,468	$463,782	$454,088	$438,166
Ratio of net charge-offs during the period to average loans outstanding	0.19%	0.16%	0.07%	0.14%	0.01%
Ratio of allowance for loan losses to total loans net of deferred fees	1.77%	1.81%	1.47%	1.23%	1.50%

The allowance for loan losses decreased to $7,521,000 at the end of 2010 in comparison to the allowance of $7,652,000 at year end 2009 as a result of net charge offs of $795,000, offset in part by provisions in 2010 in the amount of $664,000. The lower provision for loan losses in 2010 as compared to 2009 was due primarily to a lower provision for loan losses on impaired loans for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The allowance for loan losses increased to $7,652,000 at the end of 2009 in comparison to the allowance of $6,779,000 at year end 2008 as a result of provisions in 2009 in the amount of $1,558,000 offset by net charge offs of $685,000. The increase in the provision for loan losses was due primarily to an increase in

factors related to weakening economic conditions and an increase in the specific reserve on impaired loans, offset in part by a decrease in the loan portfolio. The allowance for loan losses increased to $6,779,000 at the end of 2008 in comparison to the allowance of $5,781,000 at year end 2007 as a result of provisions in 2008 in the amount of $1,313,000 offset by net charge offs of $315,000. The increase in the provision for loan losses was due primarily to an increase in factors related to weakening economic conditions and an increase in the level of risks associated with the construction and commercial real estate loan portfolios. The allowance for loan losses decreased to $5,781,000 at the end of 2007 in comparison to the allowance of $6,533,000 at year end 2006 as a result of net charge-offs of $658,000 in 2007 and a reduction in specific reserves for problem credits.

General reserves for loan categories normally range from 1.08% to 2.10% of the outstanding loan balances. As loan volume increases, the general reserve levels increase with that growth and as loan volume decreases, the general reserve levels decrease with that decline. The loan provisions recognized in 2010 were due primarily to a continuing weakness in the economic conditions and an increase in the loan portfolio. The loan provisions recognized in 2009 were due primarily to weakening economic conditions and an increase in the specific reserve on impaired loans, offset in part by a decrease in the loan portfolio. The loan provisions recognized in 2008 were due primarily to weakening economic conditions and an increase in the level of risks associated with the construction and commercial real estate loan portfolios. The allowance relating to commercial real estate, 1-4 family residential and commercial loans are the largest reserve components. Construction and commercial real estate loans have higher general reserve levels than 1-4 family and agricultural real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include a higher percentage of watch and problem loans, higher past due percentages, declining collateral values and less favorable economic conditions for those portfolios. As of December 31, 2010, commercial real estate loans have general reserves ranging from 1.42% to 1.78%. The level of non-performing loans as of December 31, 2010 has decreased since 2009 and remains at a manageable level.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. For December 31, 2010, the specific reserve decreased to $445,000 from $999,000, as the volume of problem credits decreased and economic conditions stabilized.

As of December 31, 2009, the specific reserve increased to $999,000 from $257,000 at the prior year end, as the volume of problem credits increased and economic conditions worsened. As of December 31, 2008, the specific reserve increased to $257,000 from $247,000 at the prior year end, as the volume of problem credits increased in 2008. As of December 31, 2007, specific reserves decreased to $247,000 from $1,477,000 reserved at year end 2006, in part, due to the charge-off of credits with specific reserves, an improved condition of certain credits and a change in the Company's method of determining specific reserves. The revised methodology resulted from implementing guidance provided by federal regulatory agencies. As of December 31, 2006, specific reserves increased $534,000 or 2% compared to year end 2005 levels as the volume of problem credits increased in 2006. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has historically had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors considered when determining the adequacy of the reserve include historical losses; watch, substandard and impaired loan volume; collecting past due loans; loan growth; loan to value ratios; loan administration; collateral values; and economic factors. The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entity employers, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that, in turn, is dependent on weather conditions and government programs. However, no assurances can be made that losses will remain at the relatively favorable levels experienced over the past five years.

Allocation of the Allowance for Loan Losses

The following table sets forth information concerning the Company's allocation of the allowance for loan losses.

(dollars in thousands)	2010		2009		2008		2007		2006	
	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *
Balance at end of period applicable to:										
Real Estate										
Construction	$731	5%	$1,040	5%	$472	8%	$733	10%	$372	7%
1-4 family residential	1,404	21%	1,133	22%	1,001	21%	1,061	22%	1,231	24%
Commercial	2,720	33%	2,683	34%	3,566	33%	1,964	31%	2,396	32%
Agricultural	486	7%	523	7%	395	7%	407	7%	428	7%
Commercial	1,152	18%	1,199	16%	683	17%	943	17%	983	17%
Agricultural	735	11%	642	10%	469	9%	466	8%	499	8%
Consumer and other	293	5%	432	6%	193	5%	207	5%	276	5%
Unallocated	-		-		-		-		348	
	$7,521	100%	$7,652	100%	$6,779	100%	$5,781	100%	$6,533	100%

* Percent of loans in each category to total loans.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management is the process by which the Company, through its Banks' Asset and Liability Committees (ALCO), ensures adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include funding credit obligations to borrowers, funding of mortgage originations pending delivery to the secondary market, withdrawals by depositors, maintaining adequate collateral for pledging for public funds, trust deposits and borrowings, paying dividends to shareholders, payment of operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include federal funds purchased lines, Federal Home Loan Bank (FHLB) advances and other capital market sources.

As of December 31, 2010, the level of liquidity and capital resources of the Company remain at a satisfactory level and compare favorably to that of other FDIC insured institutions. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The liquidity and capital resources discussion will cover the following topics:

- Review of the Company's Current Liquidity Sources
- Review of the Consolidated Statements of Cash Flows
- Review of Company Only Cash Flows
- Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flow Needs
- Capital Resources

Review of the Company's Current Liquidity Sources

Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions for December 31, 2010, 2009 and 2008 totaled $37,708,000, $43,573,000 and $51,631,000, respectively. The lower balance of liquid assets as of December 31, 2010 primarily relates to a decrease in interest bearing deposits in financial institutions, offset in part by an increased level of federal funds sold. The lower balance of liquid assets as of December 31, 2009 relates to a decreased level of federal funds sold, offset in part by an increase in interest bearing deposits in financial institutions.

Other sources of liquidity available to the Banks include total borrowing capacity with the FHLB of $54,208,000 and federal funds borrowing capacity at correspondent banks of $107,188,000. As of December 31, 2010, the Company had outstanding FHLB advances of $16,745,000, Treasury Tax and Loan option notes of $2,047,000, federal funds purchased of $500,000 and securities sold under agreement to repurchase daily and term of $54,359,000 and $20,000,000, respectively.

Total investments as of December 31, 2010, were $469,908,000 compared to $418,655,000 as of year end 2009. As of December 31, 2010 and 2009, the investment portfolio as a percentage of total assets was 49% and 46%, respectively. This provides the Company with a significant amount of liquidity since all investments are classified as available-for-sale as of December 31, 2010 and 2009 and have pretax net unrealized gains of $5,280,000 and $4,951,000, respectively.

The investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations. The portfolio's scheduled maturities represent a significant source of liquidity.

Review of the Consolidated Statements of Cash Flows

Operating cash flows for the years ended December 31, 2010, 2009 and 2008 totaled $16,822,000, $11,400,000 and $12,722,000, respectively. The increase in operating cash flows in 2010 as compared to 2009 was primarily due to the changes in net income, other assets and amortization and accretion, net, offset in part by changes in impairment of other real estate owned, accrued interest receivables and loans held for sale. The decrease in operating cash flows in 2009 as compared to 2008 was primarily due to the effect of other-than-temporary impairment in investment securities and an increase in other assets, offset in part by changes in net income, deferred income taxes, impairment of other real estate owned and securities gains.

Net cash used in investing activities for the years ended December 31, 2010, 2009 and 2008 was $54,305,000, $63,254,000 and $6,648,000, respectively. The decrease in net cash used in investing activities in 2010 was primarily due to changes in investments and interest bearing deposits in financial institutions, offset in part by changes in loans and federal funds sold. The increase in net cash used in investing activities in 2009 was primarily due to an increase in investment purchases, offset in part by a decrease in loans and federal funds sold.

Net cash provided by (used in) financing activities for the years ended December 31, 2010, 2009 and 2008 totaled $34,165,000, $45,953,000 and ($7,421,000), respectively. The decrease in net cash provided by financing activities in 2010 was due primarily to changes in deposits, offset in part by changes in borrowed funds and federal funds purchased and securities sold under agreements to repurchase. The change in net cash provided by financing activities in 2009 was due primarily to an increase in deposits, offset in part by the change in borrowed funds and federal funds purchased and securities sold under agreements to repurchase. As of December 31, 2010, the Company did not have any external debt financing, off balance sheet financing arrangements or derivative instruments linked to its stock.

Review of Company Only Cash Flows

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. The Company requires adequate liquidity to pay its expenses and pay stockholder dividends. In 2010, dividends from the Banks amounted to $3,900,000 compared to $3,560,000 in 2009. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

First National and United Bank, as national banks, generally may pay dividends, without obtaining the express approval of the Office of the Comptroller of the Currency ("OCC"), in an amount up to their retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consists of net income less dividends declared during the period. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized.

The Company has unconsolidated cash, interest bearing deposits and marketable investment securities totaling $12,354,000 that were available at December 31, 2010 to provide additional liquidity to the Banks.

Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flow Needs

No material capital expenditures or material changes in the capital resource mix are anticipated at this time. Commitments to extend credit totaled $79,757,000 as of December 31, 2010 compared to a total of $73,976,000 at the end of 2009. The timing of these credit commitments varies with the underlying borrowers; however, the Company has satisfactory liquidity to fund these obligations as of December 31, 2010. The primary cash flow uncertainty would be a sudden decline in deposits causing the Banks to liquidate securities. Historically, the Banks have maintained an adequate level of short term marketable investments to fund the temporary declines in deposit balances. There are no known trends in liquidity and cash flow needs as of December 31, 2010, that are of concern to management.

Capital Resources

The Company's total stockholders' equity increased to $121,363,000 at December 31, 2010, from $112,340,000 at December 31, 2009. At December 31, 2010 and 2009, stockholders' equity as a percentage of total assets was 12.6% and 12.3%, respectively. Total equity increased primarily due to net income and appreciation in the Company's investment portfolio, offset in part by dividends declared. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2010.

INTEREST RATE RISK

Interest rate risk refers to the impact that a change in interest rates may have on the Company's earnings and capital. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rate, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as prepayment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period, while a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis, as a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities and ignores the future impact of new business strategies.

INFLATION

The primary impact of inflation on the Company's operations is to increase asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

FORWARD-LOOKING STATEMENTS AND BUSINESS RISKS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Annual Report that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the Company's future filings with the SEC, in press releases and in oral and written statements made by or with the Company's approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management, including those relating to products or services; (iii) statements

of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "projected", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statement. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

- Local, regional and national economic conditions and the impact they may have on the Company and its customers, and management's assessment of that impact on our estimates including, but not limited to, the allowance for loan losses and fair value of other real estate owned. Of particular relevance are the economic conditions in the concentrated geographic area in central Iowa in which the Banks conduct their operations.
- Changes in the level of nonperforming assets and charge-offs.
- Changes in the fair value of securities available-for-sale and management's assessments of other-than-temporary impairment of such securities.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the changes in assessment rates established by the Federal Deposit Insurance Corporation for its Deposit Insurance Fund and interest rate policies of the Federal Open Market Committee of the Federal Reserve Board.
- Changes in sources and uses of funds, including loans, deposits and borrowings, including the ability of the Banks to maintain unsecured federal funds lines with correspondent banks.
- Changes imposed by regulatory agencies to increase capital to a level greater than the level required for well-capitalized financial institutions.
- Inflation and interest rate, securities market and monetary fluctuations.
- Political instability, acts of war or terrorism and natural disasters.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by customers.
- Revenues being lower than expected.
- Changes in consumer spending, borrowings and savings habits.
- Changes in the financial performance and/or condition of the company's borrowers.
- Credit quality deterioration, which could cause an increase in the provision for loan losses.
- Technological changes.
- The ability to increase market share and control expenses.
- Changes in the competitive environment among financial or bank holding companies and other financial service providers.
- The effect of changes in laws and regulations with which the Company and the Banks must comply, including developments and changes related to the implementation of the recently-enacted Dodd-Frank Act.
- Changes in the securities markets.
- The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters, including the International Financial Reporting Standards.
- The costs and effects of legal and regulatory developments, including the resolution of regulatory or other governmental inquiries and the results of regulatory examinations or reviews.
- The Company's success at managing the risks involved in the foregoing items.

Certain of the foregoing risks and uncertainties are discussed in greater detail under the heading "Risk Factors."

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new facts emerge from time to time. It cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. The Company disclaims any responsibility to update any forward-looking statement provided in this document.

PERFORMANCE GRAPH

The following performance graph provides information regarding cumulative, five-year total return on an indexed basis of the Company's common stock as compared with the NASDAQ Composite Index, the SNL Midwest OTC Bulletin Board Bank Index ("Midwest OTC Bank Index") and the SNL NASDAQ Bank Index prepared by SNL Financial L.C. of Charlottesville, Virginia. The Midwest OTC Bank Index reflects the performance of 135 bank holding companies operating principally in the Midwest as selected by SNL Financial. The SNL NASDAQ Bank Index is comprised of 304 bank and bank holding companies listed on the NASDAQ market throughout the United States. The indexes assume the investment of $100 on December 31, 2005, in the common stock, the NASDAQ Composite Index, Midwest OTC Bank Index and the SNL NASDAQ Bank Index with all dividends reinvested. The Company's stock price performance shown in the following graph is not indicative of future stock price performance.



	Period Ending					
Index	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Ames National Corporation	100.00	85.48	83.56	119.83	97.68	102.56
NASDAQ Composite Index	100.00	110.39	122.15	73.32	106.57	125.91
SNL NASDAQ Bank Index	100.00	112.27	88.14	64.01	51.93	61.27
Midwest OTC Bank Index	100.00	105.31	102.80	76.62	65.37	69.39

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ames National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Ames National Corporation's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ames National Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we determined that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of December 31, 2010, has been audited by Clifton Gunderson LLP, an independent registered public accounting firm, as stated in their report which appears herein.



Thomas H. Pohlman, President
(Principal Executive Officer)



John P. Nelson, Vice President
(Principal Financial Officer)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ames National Corporation
Ames, Iowa

We have audited the accompanying consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2011 expressed an unqualified opinion.

Clifton Gunderson LLP

West Des Moines, Iowa
March 10, 2011



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ames National Corporation
Ames, Iowa

We have audited Ames National Corporation and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ames National Corporation's management is responsible for maintaining effective internal control over the financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ames National Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based upon criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 10, 2011 expressed an unqualified opinion.

Clifton Gunderson LLP

West Des Moines, Iowa
March 10, 2011

CONSOLIDATED BALANCE SHEETS

December 31, 2010 and 2009

ASSETS	2010	2009
Cash and due from banks	$15,478,133	$18,796,664
Federal funds sold	3,000,000	-
Interest bearing deposits in financial institutions	19,229,814	24,776,088
Securities available-for-sale	469,907,901	418,655,018
Loans receivable, net	418,093,571	415,434,236
Loans held for sale	1,993,108	1,023,200
Bank premises and equipment, net	11,538,588	11,909,404
Accrued income receivable	6,098,535	5,710,226
Deferred income taxes	3,305,983	3,867,523
Other real estate owned	10,538,883	10,480,449
Other assets	3,790,329	4,916,991
Total assets	$962,974,845	$915,569,799
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Demand, noninterest bearing	$105,513,143	$99,918,848
NOW accounts	201,230,880	197,393,459
Savings and money market	199,017,213	184,631,343
Time, $100,000 and over	94,858,053	87,054,194
Other time	143,242,355	153,166,105
Total deposits	743,861,644	722,163,949
Federal funds purchased and securities sold under agreements to repurchase	54,858,701	40,489,505
Other short-term borrowings	2,047,175	138,874
Federal Home Loan Bank advances	16,745,497	16,500,000
Other long-term borrowings	20,000,000	20,000,000
Dividend payable	1,037,621	943,292
Accrued expenses and other liabilities	3,061,183	2,994,291
Total liabilities	841,611,821	803,229,911
STOCKHOLDERS' EQUITY		
Common stock, $2 par value, authorized 18,000,000 shares; 9,432,915 shares issued and outstanding	18,865,830	18,865,830
Additional paid-in capital	22,651,222	22,651,222
Retained earnings	76,519,493	67,703,701
Accumulated other comprehensive income-net unrealized gain on securities available-for-sale	3,326,479	3,119,135
Total stockholders' equity	121,363,024	112,339,888
Total liabilities and stockholders' equity	$962,974,845	$915,569,799

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Interest and dividend income:			
Loans, including fees	$24,061,277	$25,212,884	$29,458,407
Securities:			
Taxable	6,964,979	7,966,594	9,812,614
Tax-exempt	5,778,722	5,213,031	5,879,215
Interest bearing deposits and federal funds sold	488,980	498,798	363,931
Total interest and dividend income	37,293,958	38,891,307	45,514,167
Interest expense:			
Deposits	6,096,504	8,428,163	14,207,734
Other borrowed funds	1,678,587	1,798,149	2,193,958
Total interest expense	7,775,091	10,226,312	16,401,692
Net interest income	29,518,867	28,664,995	29,112,475
Provision for loan losses	663,798	1,558,307	1,312,785
Net interest income after provision for loan losses	28,855,069	27,106,688	27,799,690
Noninterest income (loss):			
Trust department income	1,948,519	1,541,831	1,597,096
Service fees	1,626,352	1,814,925	1,791,713
Securities gains, net	977,512	1,186,912	3,515,323
Other-than-temporary impairment of investment securities	(4,500)	(29,565)	(12,054,387)
Gain on sale of loans held for sale	942,826	1,008,566	834,129
Merchant and ATM fees	724,725	621,316	616,802
Other	720,404	780,275	690,898
Total noninterest income (loss)	6,935,838	6,924,260	(3,008,426)
Noninterest expense:			
Salaries and employee benefits	10,826,307	10,757,475	10,572,597
Data processing	1,857,259	1,892,123	2,246,473
Occupancy expenses	1,488,100	1,436,485	1,587,076
FDIC insurance assessments	1,120,058	1,675,401	242,906
Other real estate owned	194,645	4,198,315	151,428
Other operating expenses, net	2,834,212	2,772,556	2,793,774
Total noninterest expense	18,320,581	22,732,355	17,594,254
Income before income taxes	17,470,326	11,298,593	7,197,010
Provision for income taxes	4,504,052	2,292,807	845,014
Net income	$12,966,274	$9,005,786	$6,351,996
Basic and diluted earnings per share	$1.37	$0.95	$0.67

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2010, 2009 and 2008

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2007		$18,859,160	$22,588,691	$66,683,016	$1,889,656	$110,020,523
Comprehensive income:						
Net income	$6,351,996	-	-	6,351,996	-	6,351,996
Other comprehensive income, unrealized losses on securities, net of reclassification adjustment, net of tax	(2,040,339)	-	-	-	(2,040,339)	(2,040,339)
Total comprehensive income	$4,311,657					
Cash dividends declared, $1.12 per share		-	-	(10,563,931)	-	(10,563,931)
Sale of 3,335 shares of common stock		6,670	62,531	-	-	69,201
Balance, December 31, 2008		18,865,830	22,651,222	62,471,081	(150,683)	103,837,450
Comprehensive income:						
Net income	$9,005,786	-	-	9,005,786	-	9,005,786
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	3,269,818	-	-	-	3,269,818	3,269,818
Total comprehensive income	$12,275,604					
Cash dividends declared, $0.40 per share		-	-	(3,773,166)	-	(3,773,166)
Balance, December 31, 2009		18,865,830	22,651,222	67,703,701	3,119,135	112,339,888
Comprehensive income:						
Net income	$12,966,274	-	-	12,966,274	-	12,966,274
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	207,344	-	-	-	207,344	207,344
Total comprehensive income	$13,173,618					
Cash dividends declared, $0.44 per share		-	-	(4,150,482)	-	(4,150,482)
Balance, December 31, 2010		$18,865,830	$22,651,222	$76,519,493	$3,326,479	$121,363,024

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$12,966,274	$9,005,786	$6,351,996
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	663,798	1,558,307	1,312,785
Provision (credit) for off-balance sheet commitments	13,000	(21,000)	15,000
Amortization and (accretion), net	3,205,568	868,971	(184,998)
Depreciation	748,008	876,792	1,096,653
Provision (credit) for deferred income taxes	439,766	50,154	(3,710,424)
Securities gains, net	(977,512)	(1,186,912)	(3,515,323)
Other-than-temporary impairment of investment securities	4,500	29,565	12,054,387
Impairment of other real estate owned	14,900	3,879,901	-
Gain on sale of other real estate owned	(63,959)	(92,513)	(66,219)
Loss on disposal of equipment	-	1,096	-
Change in assets and liabilities:			
Decrease (increase) in loans held for sale	(969,908)	128,820	(807,050)
Decrease (increase) in accrued income receivable	(388,309)	940,061	1,372,613
Decrease (increase) in other assets	1,111,984	(3,860,396)	(841,693)
Increase (decrease) in accrued expenses and other liabilities	53,892	(778,849)	(355,962)
Net cash provided by operating activities	16,822,002	11,399,783	12,721,765
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	(208,372,243)	(252,088,448)	(140,744,441)
Proceeds from sale of securities available-for-sale	22,326,136	68,698,126	59,489,208
Proceeds from maturities and calls of securities available-for-sale	132,889,786	83,228,240	96,590,223
Net decrease (increase) in interest bearing deposits in financial institutions	5,546,274	(14,375,327)	(9,766,148)
Net decrease (increase) in federal funds sold	(3,000,000)	16,533,000	(11,033,000)
Net decrease (increase) in loans	(4,450,923)	33,580,577	(1,677,154)
Net proceeds from the sale of other real estate owned	1,132,969	1,367,578	1,091,152
Purchase of bank premises and equipment, net	(362,514)	(202,997)	(220,090)
Other changes in other real estate owned	(14,554)	5,378	(377,539)
Net cash used in investing activities	(54,305,069)	(63,253,873)	(6,647,789)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in deposits	21,697,695	57,369,239	(25,324,085)
Increase in federal funds purchased and securities sold under agreements to repurchase	14,369,196	1,979,946	8,476,238
Proceeds (payments) from other short-term borrowings, net	1,908,301	(924,932)	326,386
Proceeds from long-term borrowings	3,750,000	2,500,000	21,500,000
Payments on long-term borrowings	(3,504,503)	(9,500,000)	(2,000,000)
Dividends paid	(4,056,153)	(5,471,090)	(10,468,702)
Proceeds from issuance of stock	-	-	69,201
Net cash provided by (used in) financing activities	34,164,536	45,953,163	(7,420,962)
Net decrease in cash and cash equivalents	(3,318,531)	(5,900,927)	(1,346,986)
CASH AND DUE FROM BANKS			
Beginning	18,796,664	24,697,591	26,044,577
Ending	$15,478,133	$18,796,664	$24,697,591
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$7,996,827	$10,712,422	$17,225,985
Income taxes	3,875,900	1,588,103	5,430,551
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES			
Transfer of loans to other real estate owned	$1,127,790	$2,307,228	$11,135,022

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Ames National Corporation and subsidiaries (the Company) operates in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, Nevada and Marshalltown, Iowa. Loan and deposit customers are located primarily in Story, Boone, Polk and Marshall Counties and adjacent counties in Iowa.

Segment information: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The "management approach" is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Based on the "management approach" model, the Company has determined that its business is comprised of one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, deposit account services and trust services.

Consolidation: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly-owned subsidiaries, First National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, assessment of the fair value of other real estate owned and the assessment of other-than-temporary impairment for certain financial instruments.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company reports net cash flows for customer loan transactions, deposit transactions and short-term borrowings with maturities of 90 days or less. At December 31, 2010, the Company had approximately $10,970,000 on deposit at various financial institutions, some of which are in excess of federally insured limits. Management does not believe these balances carry a significant risk of loss but cannot provide absolute assurance that no losses would occur if these institutions were to become insolvent.

Securities available-for-sale: The Company classifies all securities as available-for-sale. Securities available-for-sale are those the Company may decide to sell if needed for liquidity, asset-liability management or other reasons. Securities available-for-sale are reported at fair value, with net unrealized gains and losses reported as other comprehensive income or loss and as a separate component of stockholders' equity, net of tax.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in results of operation at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in income as earned.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the intent to sell the investment securities and the more likely than not requirement that the Company will be required to sell the investment securities prior to recovery (2) the length of time and the extent to which the fair value has been less than cost and (3) the financial condition and near-term prospects of the issuer. Due to potential changes in conditions, it is at least reasonably possible that changes in management's assessment of other-than-temporary impairment will occur in the near term and that such changes could be material to the amounts reported in the Company's financial statements.

Loans held for sale: Loans held for sale are the loans the Banks have the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are determined by the difference between the sale proceeds and the carrying value of the loans, recognized at settlement date and recorded as noninterest income.

Loans: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan 90 days or more past due unless the loans are well collateralized and in the process of collection. Income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received and principal obligations are expected to be recoverable. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses and maintained at a level

deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon an ongoing review of past loan loss experience, current economic conditions, the underlying collateral value securing the loans and other adverse situations that may affect the borrower's ability to repay. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off are added to the allowance. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in estimates will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

The Company's allowance for possible loan losses consists of two components (i) specific valuation allowances based on probable losses on specific loans and (ii) general valuation allowances based on historical loan loss experience, general economic conditions and other qualitative risk factors both internal and external to the Company.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk rating process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile loans. Commercial and agricultural loans and mortgage loans secured by other properties are evaluated individually for impairment when analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 90 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

General valuation allowances are based on historical loan loss experience, general economic conditions and other qualitative risk factors both internal and external to the Company. In general, such valuation allowances are determined by evaluating, among other things: (i) actual charge offs; (ii) the experience, ability and effectiveness of the Company's lending management and staff; (iii) the effectiveness of the Company's loan policies, procedures and internal controls; (iv) changes in asset quality; (v) changes in loan portfolio volume; (vi) the composition and concentrations of credit; (vii) the impact of competition on loan structuring and pricing; (viii) the effectiveness of the internal audit loan review function; (ix) the impact of environmental risks on portfolio risks; and (x) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance. Included in the general valuation allowances are allocations for groups of loans with similar risk characteristics.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

Other real estate owned: Real estate properties acquired through or in lieu of foreclosure are initially recorded at the fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell and any subsequent write-downs are charged to operations. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value less costs to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

Trust department assets: Property held for customers in fiduciary or agency capacities are not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

Advertising Costs: Advertising costs are expensed as incurred.

Income taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary

differences that will be taxable in future years' tax returns. Accounting for uncertainty in income taxes sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50 percent or less. Interest and penalties are accounted for as a component of income tax expense.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as a separate component of the stockholders' equity section of the consolidated balance sheet, and such items, along with net income, are components of comprehensive income. Gains and losses on securities available-for-sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Financial instruments with off-balance-sheet risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 11.

Transfers of financial assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks, federal funds sold and interest bearing deposits in financial institutions: The recorded amount of these assets approximates fair value.

Securities available-for-sale: Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepayment assumptions and other factors such as credit loss assumptions.

Loans held for sale: The fair value of loans held for sale is based on prevailing market prices.

Loans receivable: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Federal funds sold and securities sold under agreements to repurchase: The carrying amounts of federal funds sold and securities sold under agreements to repurchase approximate fair value because of the generally short-term nature of the instruments.

Other short-term borrowings: The carrying amounts of other short-term borrowings approximate fair value because of the generally short-term nature of the instruments.

Federal Home Loan Bank advances and other long-term borrowings: Fair values of Federal Home Loan Bank advances and other long-term borrowings are estimated using discounted cash flow analysis based on interest rates currently being offered with similar terms.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Commitments to extend credit and standby letters of credit: The fair values of commitments to extend credit and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and credit worthiness of the counterparties. The carry value and fair value of the commitments to extend credit and standby letters of credit are not considered significant.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Earnings per share: Basic earnings per share computations for the years ended December 31, 2010, 2009 and 2008, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Basic earning per share computation:			
Net income	$12,966,274	$9,005,786	$6,351,996
Weighted average common shares outstanding	9,432,915	9,432,915	9,431,393
Basic EPS	$1.37	$0.95	$0.67

Reclassifications: Certain reclassifications have been made to the prior consolidated financial statements to conform to the current period presentation. These reclassifications had no effect on stockholders' equity and net income for the prior periods.

Recent accounting pronouncements: On December 23, 2009, the Financial Accounting Standards Board (FASB) issued guidance which modifies certain aspects contained in the Transfers and Servicing topic of FASB Accounting Standards Codification (ASC) 860. This standard enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. This standard was effective for the Company as of January 1, 2010 with adoption applied prospectively for transfers that occur on or after that date. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In January 2010, the FASB issued guidance which modifies certain aspects contained in the *Fair Value Measurements and Disclosure* topic of FASB ASC 820. This standard enhances information reported to users of the financial statements by providing additional and enhanced disclosures about the fair value measurements. This standard was effective for the Company as of January 1, 2010; except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which will be effective on January 1, 2011. The adoption of this standard did not have any impact on the Company's financial position or results of operations.

In July 2010, the FASB issued Accounting Standards Update 2010-20, *Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. The new guidance increases disclosures made about the credit quality of loans and the allowance for credit losses. The disclosures provide additional information about the nature of credit risk inherent in the Company's loans, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for loan losses. The requirements were generally effective for the Company as of December 31, 2010 and the appropriate required disclosures were made in the consolidated financial statements. In January 2011, the FASB delayed the effective date of the disclosures in the aforementioned guidance related to troubled debt restructurings. These new disclosures are anticipated to be effective for interim and annual periods ending after June 15, 2011.

NOTE 2. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $3,530,000 and $3,357,000 at December 31, 2010 and 2009, respectively.

NOTE 3. DEBT AND EQUITY SECURITIES

The amortized cost of securities available-for-sale and their approximate fair values are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2010:				
U.S. treasury	$499,885	$3,265	$ -	$503,150
U.S. government agencies	86,336,578	1,190,768	(114,727)	87,412,619
U.S. government mortgage-backed securities	125,740,846	2,237,443	(629,668)	127,348,621
State and political subdivisions	226,352,715	3,254,157	(1,234,045)	228,372,827
Corporate bonds	19,220,366	1,183,213	(31,575)	20,372,004
Equity securities, financial industry common stock	3,402,389	-	(588,208)	2,814,181
Equity securities, other	3,074,999	9,500	-	3,084,499
	$464,627,778	$7,878,346	$(2,598,223)	$469,907,901

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2009:				
U.S. treasury	$498,972	$26,219	$ -	$525,191
U.S. government agencies	105,903,470	969,583	(233,169)	106,639,884
U.S. government mortgage-backed securities	100,106,597	1,724,922	(242,033)	101,589,486
State and political subdivisions	175,298,674	3,109,322	(355,571)	178,052,425
Corporate bonds	23,094,417	1,253,157	(47,880)	24,299,694
Equity securities, financial industry common stock	3,402,389	-	(1,056,088)	2,346,301
Equity securities, other	5,399,493	58,400	(255,856)	5,202,037
	$413,704,012	$7,141,603	$(2,190,597)	$418,655,018

The amortized cost and estimated fair value of debt securities available-for-sale as of December 31, 2010, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$30,472,212	$30,776,269
Due after one year through five years	293,315,336	298,315,898
Due after five years through ten years	117,031,957	117,606,467
Due after ten years	17,330,885	17,310,587
	458,150,390	464,009,221
Equity securities	6,477,388	5,898,680
	$464,627,778	$469,907,901

At December 31, 2010 and 2009, securities with a carrying value of approximately $186,472,000 and $177,862,000, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law. Securities sold under agreements to repurchase are held by the Company's safekeeping agent.

For the years ended December 31, 2010, 2009, and 2008, proceeds from sales of securities available-for-sale amounted to $22,326,136, $68,698,126 and $59,489,208, respectively. Gross realized gains and gross realized losses on sales of securities available-for-sale were $999,492 and $21,980, respectively, in 2010, $2,152,256 and $965,344, respectively, in 2009, and $4,732,750 and $1,217,427, respectively, in 2008. The tax provision applicable to the net realized gains and losses amounted to approximately $364,000, $439,000, and $1,376,000, respectively. Other-than-temporary impairments recognized as a component of income were $4,500, $29,565 and $12,054,387 in 2010, 2009, and 2008, respectively. Impairment for 2008 was attributable to charges of $8,451,000 related to Federal National Mortgage Association and Federal Home Loan Mortgage corporation preferred stock and $3,603,000 related to three corporate bonds.

The components of other comprehensive income (loss) - net unrealized gains (losses) on securities available-for-sale were as follows:

	2010	2009	2008
Unrealized holding gains (losses) arising during the period	$1,302,129	$6,347,532	$(11,777,697)
Reclassification adjustment for net losses (gains) realized in net income	(973,012)	(1,157,347)	8,539,064
Net unrealized gains (losses) before tax effect	329,117	5,190,185	(3,238,633)
Tax effect	(121,773)	(1,920,367)	1,198,294
Other comprehensive income - Net unrealized gains (losses) on securities	$207,344	$3,269,818	$(2,040,339)

Unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009 are summarized as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
2010:						
Securities available for sale:						
U.S. government agencies	$15,321,189	$(107,139)	$372,404	$(7,588)	$15,693,593	$(114,727)
U.S. government mortgage-backed securities	43,327,689	(629,668)	-	-	43,327,689	(629,668)
State and political subdivisions	53,299,308	(1,218,282)	497,051	(15,763)	53,796,359	(1,234,045)
Corporate obligations	2,022,914	(31,575)	-	-	2,022,914	(31,575)
Equity securities, financial industry common stock	-	-	2,814,181	(588,208)	2,814,181	(588,208)
	$113,971,100	$(1,986,664)	$3,683,636	$(611,559)	$117,654,736	$(2,598,223)

	Less than 12 Months		12 Months or More		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
2009:						
Securities available for sale:						
U.S. government agencies	$20,945,895	$(221,061)	$493,118	$(12,108)	$21,439,013	$(233,169)
U.S. government mortgage-backed securities	35,520,408	(242,033)	-	-	35,520,408	(242,033)
State and political subdivisions	25,536,025	(292,017)	2,701,961	(63,554)	28,237,986	(355,571)
Corporate obligations	998,971	(764)	2,687,426	(47,116)	3,686,397	(47,880)
Equity securities, financial industry common stock	-	-	2,346,301	(1,056,088)	2,346,301	(1,056,088)
Equity securities, other	-	-	1,932,636	(255,856)	1,932,636	(255,856)
	$83,001,299	$(755,875)	$10,161,442	$(1,434,722)	$93,162,741	$(2,190,597)

At December 31, 2010, debt securities have unrealized losses of $2,010,015. These unrealized losses are generally due to changes in interest rates or general market conditions. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Unrealized losses on equity securities totaled $588,208 as of December 31, 2010. Management analyzed the financial condition of the equity issuers and considered the general market conditions and other factors in concluding that the unrealized losses on equity securities were temporary. Due to potential changes in conditions, it is at least reasonably possible that changes in fair values and management's assessments will occur in the near term and that such changes could materially affect the amounts reported in the Company's financial statements.

NOTE 4. LOANS RECEIVABLE

The composition of loans receivable is as follows:

	2010	2009
Commercial and agricultural	$123,802,383	$111,386,798
Real estate - mortgage	260,234,111	264,202,119
Real estate - construction	19,597,188	22,863,630
Consumer	6,622,200	7,792,077
Other	15,429,670	16,900,983
	425,685,552	423,145,607
Less:		
Allowance for loan losses	(7,520,665)	(7,651,510)
Deferred loan fees	(71,316)	(59,861)
	$418,093,571	$415,434,236

Commercial and agricultural operating loans are underwritten based on the Company's examination of current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. This underwriting includes the evaluation of cash flows of the borrower, underlying collateral, if applicable, and the borrower's ability to manage its business activities. The cash flows of borrowers and the collateral securing these loans may fluctuate in value after the initial evaluation. A first priority lien on the general assets of the business normally secures these types of loans. Loan to value limits vary and are dependent upon the nature and type of the underlying collateral and the financial strength of the borrower. Crop and hail insurance is required for most agricultural borrowers. Loans are generally guaranteed by the principal(s). The Company's commercial and agricultural operating lending is primarily in its primary market area.

Commercial and agricultural real estate loans are subject to underwriting standards and processes similar to commercial and agricultural operating loans, in addition to those unique to real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial and agricultural real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Loan to value is generally 75% of the cost or value of the assets. Appraisals on properties securing these loans are performed by fee appraisers approved by the Board of Directors. Because payments on commercial and agricultural real estate loans are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Management monitors and evaluates commercial and agricultural real estate loans based on collateral and risk rating criteria. The Company may require guarantees on these loans. The Company's commercial and agricultural real estate loans are secured primarily by properties located in its primary market area.

Construction loans are underwritten utilizing independent appraisals, sensitivity analysis of absorption, vacancy and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing. The Company may require guarantees on these loans. The Company's construction loans are secured primarily by properties located in its primary market area.

The Company originates 1-4 family real estate and consumer loans utilizing credit reports to supplement the underwriting process. The Company's manual underwriting standards for 1-4 family loans are generally in accordance with FHLMC and FNMA manual underwriting guidelines. Properties securing 1-4 four-family real estate loans are appraised by either staff appraisers or fee appraisers, both of which are independent of the loan origination function and have been approved by the Board of Directors. The loan-to-value ratios normally do not exceed 80% without credit enhancements such as mortgage insurance. The Company will lend up to 100% of the lesser of the appraised value or purchase price for conventional 1-4 family real estate loans, provided private mortgage insurance is obtained. The underwriting standards for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. To monitor and manage loan risk, policies and procedures are developed and modified, as needed by management. This activity, coupled with smaller loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, market conditions are reviewed by management on a regular basis. The Company's 1-4 family real estate are secured primarily by properties located in its primary market area.

The Company maintains an audit department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the audit committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Summary changes in the allowance for loan losses are as follows:

	2010	2009	2008
Balance, beginning	$7,651,510	$6,779,215	$5,780,678
Provision for loan losses	663,798	1,558,307	1,312,785
Recoveries of loans charged-off	72,007	180,961	112,440
Loans charged-off	(866,650)	(866,973)	(426,688)
Balance, ending	$7,520,665	$7,651,510	$6,779,215

Specific changes in the allowance for loan losses and recorded investment in loans for the year ended December 31, 2010 are as follows:

	Construction Real Estate	1-4 Family Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial	Agricultural	Consumer and Other	Total
Allowance for loan losses:								
Balance, beginning	$1,040,000	$1,133,000	$2,683,000	$523,000	$1,199,000	$642,000	$432,000	$7,652,000
Provision (credit) for loan losses	(287,000)	433,000	57,000	13,000	339,000	103,000	6,000	664,000
Recoveries of loans charged-off	-	1,000	-	-	5,000	32,000	34,000	72,000
Loans charged-off	(22,000)	(163,000)	(20,000)	(50,000)	(391,000)	(42,000)	(179,000)	(867,000)
Balance, ending	$731,000	$1,404,000	$2,720,000	$486,000	$1,152,000	$735,000	$293,000	$7,521,000
Ending balance: Individually evaluated for impairment	$223,000	$158,000	$42,000	$ -	$ -	$ -	$22,000	$445,000
Ending balance: Collectively evaluated for impairment	508,000	1,246,000	2,678,000	486,000	1,152,000	735,000	271,000	7,076,000
Ending balance	$731,000	$1,404,000	$2,720,000	$486,000	$1,152,000	$735,000	$293,000	$7,521,000
Loans:								
Ending balance: Impaired loans with a valuation allowance	$4,156,000	$1,395,000	$802,000	$ -	$45,000	$ -	$34,000	$6,432,000
Ending balance: Collectively evaluated for impairment	15,441,000	87,538,000	138,568,000	31,931,000	78,128,000	45,630,000	22,018,000	419,254,000
Ending balance	$19,597,000	$88,933,000	$139,370,000	$31,931,000	$78,173,000	$45,630,000	$22,052,000	$425,686,000

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk ratings of construction, commercial and agricultural real estate loans and commercial and agricultural operating loans, (ii) the level of classified loans, (iii) net charge-offs, (iv) non-performing loans and (v) the general economic conditions in our market area.

The Company utilizes a risk rating matrix to assign risk ratings to each of its construction, commercial and agricultural loans. Loans are rated on a scale of 1 to 7. A description of the general characteristics of the 7 risk ratings is as follows:

Ratings 1, 2 and 3 - These ratings include loans to average to excellent credit quality borrowers. These borrowers generally have significant capital strength, moderate leverage and stable earnings and growth commensurate to their relative risk rating. These ratings also include performing loans less than $100,000.

Rating 4 - This rating includes loans on management's "watch list" and is intended to be utilized for pass rated borrowers where credit quality has began to show signs of financial weakness that now requires management's heightened attention.

Rating 5 - This rating is for "Special Mention" in accordance with regulatory guidelines. This rating is intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation.

Rating 6 - This rating includes "Substandard" loans, in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment or an event outside of the normal course of business.

Rating 7 - This rating includes "Substandard-Impaired" loans, in accordance with regulatory guidelines, for which the accrual of interest has generally been stopped. This rating includes loans; (i) where interest is more than 90 days past due; (ii) not fully secured; (iii) loans where a specific valuation allowance may be necessary.

The credit risk profile by internally assigned ratings at December 31, 2010, is as follows:

	Construction Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial Operating	Agricultural Operating	Total
Pass	$6,739,000	$83,235,000	$29,580,000	$64,791,000	$42,941,000	$227,286,000
Special Mention	3,694,000	42,137,000	2,351,000	8,922,000	1,318,000	58,422,000
Substandard	5,008,000	13,196,000	-	4,415,000	1,371,000	23,990,000
Substandard-Impaired	4,156,000	802,000	-	45,000	-	5,003,000
	$19,597,000	$139,370,000	$31,931,000	$78,173,000	$45,630,000	$314,701,000

The credit risk profile by internally assigned ratings at December 31, 2010 is as follows:

	1-4 Family Residential Real Estate	Consumer and Other	Total
Performing	$87,538,000	$22,018,000	$109,556,000
Non-performing	1,395,000	34,000	1,429,000
	$88,933,000	$22,052,000	$110,985,000

Information concerning impaired loans is as follows:

	December 31, 2010	December 31, 2009
Impaired loans without a valuation allowance	$2,327,000	$4,381,000
Impaired loans with a valuation allowance	4,105,000	5,806,000
Total impaired loans	$6,432,000	$10,187,000
Valuation related to impaired loans	$445,000	$999,000
Total nonaccrual loans	$6,277,000	$10,187,000
Total loans past due ninety days or more and still accruing	$21,000	$121,000

	Years Ended December 31, 2010	2009	2008
Average investments in impaired loans	$7,095,000	$8,498,000	$7,590,000
Interest income that would have been recognized on impaired loans	$425,000	$564,000	$478,000
Interest income recorded on impaired loans	$233,000	$32,000	$155,000

Information concerning impaired loans by loan type as of December 31, 2010, is as follows:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific reserve recorded:					
Real estate - construction	$1,290,000	$1,290,000	$ -	$1,646,000	$99,000
Real estate - 1 to 4 family residential	846,000	846,000	-	715,000	22,000
Real estate - commercial	136,000	136,000	-	102,000	-
Real estate - agricultural	-	-	-	135,000	12,000
Operating - commercial	45,000	45,000	-	384,000	97,000
Operating - agricultural	-	-	-	-	-
Consumer and other	10,000	10,000	-	24,000	1,000
Total loans with no specific reserve:	2,327,000	2,327,000	-	3,006,000	231,000
With an allowance recorded:					
Real estate - construction	2,643,000	2,866,000	223,000	2,944,000	-
Real estate - 1 to 4 family residential	391,000	549,000	158,000	287,000	2,000
Real estate - commercial	624,000	666,000	42,000	624,000	-
Real estate - agricultural	-	-	-	142,000	-
Operating - commercial	-	-	-	85,000	-
Operating - agricultural	-	-	-	-	-
Consumer and other	2,000	24,000	22,000	7,000	-
Total loans with specific reserve:	3,660,000	4,105,000	445,000	4,089,000	2,000
Total					
Real estate - construction	3,933,000	4,156,000	223,000	4,590,000	99,000
Real estate - 1 to 4 family residential	1,237,000	1,395,000	158,000	1,002,000	24,000
Real estate - commercial	760,000	802,000	42,000	726,000	-
Real estate - agricultural	-	-	-	277,000	12,000
Operating - commercial	45,000	45,000	-	469,000	97,000
Operating - agricultural	-	-	-	-	-
Consumer and other	12,000	34,000	22,000	31,000	1,000
	$5,987,000	$6,432,000	$445,000	$7,095,000	$233,000

There are no significant differences between impaired loan balances at December 31, 2010.

Past due loans as of December 31, 2010, are as follows:

	30-89 Past Due	Greater Than 90 Days	Total Past Due	Current	Total	Greater Than 90 Days Accruing
Real estate - construction	$135,000	$ -	$135,000	$19,462,000	$19,597,000	$ -
Real estate - 1 to 4 family residential	413,000	684,000	1,097,000	87,836,000	88,933,000	21,000
Real estate - commercial	205,000	136,000	341,000	139,029,000	139,370,000	-
Real estate - agricultural	49,000	-	49,000	31,883,000	31,932,000	-
Operating - commercial	1,399,000	45,000	1,444,000	76,728,000	78,172,000	-
Operating - agricultural	-	-	-	45,630,000	45,630,000	-
Consumer and other	131,000	10,000	141,000	21,911,000	22,052,000	-
	$2,332,000	$875,000	$3,207,000	$422,479,000	$425,686,000	$21,000

There are no other known problem loans that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

As of December 31, 2010, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

Loans are made in the normal course of business to certain directors and executive officers of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectability. Loan transactions with related parties were as follows:

	2010	2009
Balance, beginning of year	$8,218,833	$14,191,369
New loans	15,714,078	14,162,381
Repayments	(14,752,962)	(16,241,577)
Change in status	-	(3,893,340)
Balance, end of year	$9,179,949	$8,218,833

NOTE 5. BANK PREMISES AND EQUIPMENT

The major classes of bank premises and equipment and the total accumulated depreciation are as follows:

	2010	2009
Land	$2,426,383	$2,426,383
Buildings and improvements	14,688,284	14,518,623
Furniture and equipment	5,980,587	6,026,156
	23,095,254	22,971,162
Less accumulated depreciation	11,556,666	11,061,758
	$11,538,588	$11,909,404

NOTE 6. OTHER REAL ESTATE OWNED

Changes in the other real estate owned are as follows:

	2010	2009
Balance, beginning of year	$10,480,449	$13,333,565
Transfer of loans	1,127,790	2,307,228
Impairment	(14,900)	(3,879,901)
Net proceeds from sale	(1,132,969)	(1,367,578)
Gain on sale	63,959	92,513
Other changes	14,554	(5,378)
Balance, end of year	$10,538,883	$10,480,449

NOTE 7. DEPOSITS

At December 31, 2010, the maturities of time deposits are as follows:

2011	$139,665,781
2012	54,874,314
2013	22,438,050
2014	10,450,705
2015 and after	10,671,558
	$238,100,408

Interest expense on deposits is summarized as follows:

	2010	2009	2008
NOW accounts	$449,208	$469,064	$897,544
Savings and money market	919,754	1,181,375	2,759,380
Time, $100,000 and over	1,651,475	2,289,960	3,948,039
Other time	3,076,067	4,487,764	6,602,771
	$6,096,504	$8,428,163	$14,207,734

Deposits held by the Company from related parties at December 31, 2010 and 2009, amounted to approximately $12,000,000 and $10,000,000, respectively.

NOTE 8. BORROWINGS

Federal funds purchased are unsecured and mature daily. Securities sold under repurchase agreements are short-term and are secured by investments. Short-term borrowings as of December 31, 2010 and 2009, consisted of Treasury, Tax and Loan option notes secured by investment securities.

At December 31, 2010, FHLB advances and other long-term borrowings consisted of the following:

FHLB advances maturing in:	Amount	Weighted Average Interest Rate	Features
2011	$1,500,000	4.09%	
2012	500,000	1.45%	
2013	2,000,000	2.06%	
2014	-	0.00%	
2015	-	0.00%	
After	12,745,497	2.96%	Includes $4,500,000 callable in February 2011; $7,000,000 callable in March 2011; $1,245,497 15 year amortizing and puttable in 2015
Total FHLB advances	$16,745,497	2.91%	
Term repurchase agreements maturing in:			
2014	7,000,000	2.99%	
2018	13,000,000	3.56%	Callable in 2011
Total term repurchase agreements	$20,000,000	3.36%	
Total FHLB and other long-term borrowings	$36,745,497	3.15%	

Borrowed funds at December 31, 2009 included borrowings from the FHLB and term repurchase agreements of $36,500,000. Such borrowings carried a weighted-average interest rate of 3.47% with maturities ranging from 2010 through 2018.

Term repurchase agreements are securities sold under agreement to repurchase, have maturity dates greater than one year, and can be called by the issuing financial institution on a quarterly basis.

FHLB borrowings are collateralized by certain 1-4 family residential real estate loans, multifamily real estate loans, commercial real estate loans and agricultural real estate loans. The short-term and term repurchase agreements are collateralized with U.S. government agencies and mortgage-backed securities with a carrying and fair value of $94,211,000 at December 31, 2010. The Banks had available borrowings with the Federal Home Loan Bank of Des Moines, Iowa of $54,208,000 at December 31, 2010.

NOTE 9. EMPLOYEE BENEFIT PLANS

The Company has a qualified 401(k) profit-sharing plan. For the year ended December 31, 2010, the Company matched employee contributions up to a maximum of 3% and also contributed an amount equal to 3% of the participating employee's compensation. For the years ended December 31, 2009 and 2008, the Company matched employee contributions up to a maximum of 2% of qualified compensation and also contributed an amount equal to 5% of the participating employee's compensation. For the years ended December 31, 2010, 2009 and 2008, Company contributions to the plan were approximately $545,000, $734,000, and $611,000, respectively. The plan covers substantially all employees.

NOTE 10. INCOME TAXES

The components of income tax expense are as follows:

	2010	2009	2008
Federal:			
Current	$3,144,997	$1,710,159	$3,839,793
Deferred	334,114	93,120	(3,370,787)
	3,479,111	1,803,279	469,006
State:			
Current	919,289	532,494	715,645
Deferred	105,652	(42,966)	(339,637)
	1,024,941	489,528	376,008
Income tax expense	$4,504,052	$2,292,807	$845,014

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

	2010	2009	2008
Income taxes at 35% federal tax rate	$6,114,614	$3,954,508	$2,518,955
Increase (decrease) resulting from:			
Tax-exempt interest and dividends	(2,084,701)	(1,892,872)	(1,984,052)
State taxes, net of federal tax benefit	476,963	404,556	520,100
Other	(2,824)	(173,385)	(209,989)
Total income tax expense	$4,504,052	$2,292,807	$845,014

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities are as follows:

	2010	2009
Deferred tax assets:		
Allowance for loan losses	$2,411,928	$2,392,936
Other than temporary impairment	880,609	2,063,918
Other real estate owned	1,457,495	1,213,129
Other items	783,463	252,122
	5,533,495	5,922,105
Deferred tax liabilities:		
Net unrealized gains on securities available for sale	(1,953,645)	(1,831,872)
Other	(273,867)	(222,710)
	(2,227,512)	(2,054,582)
Net deferred tax assets	$3,305,983	$3,867,523

Income taxes currently payable of approximately $154,000 are included in accrued expenses and other liabilities as of December 31, 2010. Income taxes currently receivable of approximately $35,000 are included in other assets as of December 31, 2009.

The Company and its subsidiaries file one income tax return in the U.S. federal jurisdiction and separate tax returns for the state of Iowa. The Company is no longer subject to U.S. federal income and state tax examinations for years before 2007.

Management has determined that the Company has no material uncertain tax positions that would require recognition. The Company had no significant unrecognized tax benefits as of December 31, 2010, that, if recognized, would affect the effective tax rate. Management has determined there are no material accrued interests or penalties as of or for the years ended December 31, 2010

and 2009. The Company had no positions for which it deemed that it is reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months as of December 31, 2010 and 2009.

NOTE 11. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	2010	2009
Commitments to extend credit	$79,757,000	$73,976,000
Standby letters of credit	3,139,000	1,727,000
	$82,896,000	$75,703,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitments were funded, the Banks would be entitled to seek recovery from the customer.

At December 31, 2010 and 2009, the Banks have established liabilities totaling $240,000 and $227,000, respectively to cover estimated credit losses for off-balance-sheet loan commitments and standby letters of credit.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, Hamilton, Polk and Marshall Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

NOTE 12. REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Regulators also have the ability to impose higher limits than those specified by capital adequacy guidelines if they so deem necessary.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010 and 2009, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

On March 16, 2009, the Office of the Comptroller of the Currency (OCC) informed the Company's lead bank, First National Bank, of the OCC's decision to establish individual minimum capital ratios for First National Bank in excess of the capital ratios that would otherwise be imposed under applicable regulatory standards. The OCC is requiring First National Bank to maintain, on an ongoing basis, Tier 1 Leverage Capital of 9% of Adjusted Total Assets and Total Risk Based Capital of 11% of Risk-Weighted Assets. As of December 31, 2010 and 2009, First National Bank exceeded the 9% Tier 1 and 11% Total Risk Based capital requirements. Failure to maintain the individual minimum capital ratios established by the OCC could result in additional regulatory action against First National Bank.

As of December 31, 2010, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2010 and 2009 are also presented in the table.

	Actual Amount	Ratio	For Capital Adequacy Purposes Amount	Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
As of December 31, 2010:						
Total capital (to risk-weighted assets):						
Consolidated	$125,515	18.0%	$55,940	8.0%	N/A	N/A
Boone Bank & Trust	13,183	17.4	6,054	8.0	$7,567	10.0%
First National Bank	53,759	14.0	42,287	11.0	42,287	11.0
Randall-Story State Bank	9,281	14.6	5,080	8.0	6,351	10.0
State Bank & Trust	14,976	15.3	7,811	8.0	9,764	10.0
United Bank & Trust	10,990	17.5	5,034	8.0	6,293	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$117,666	16.8%	$27,970	4.0%	N/A	N/A
Boone Bank & Trust	12,357	16.3	3,027	4.0	$4,540	6.0%
First National Bank	50,389	13.1	15,377	4.0	23,065	6.0
Randall-Story State Bank	8,521	13.4	2,540	4.0	3,810	6.0
State Bank & Trust	13,755	14.1	3,906	4.0	5,858	6.0
United Bank & Trust	10,201	16.2	2,517	4.0	3,776	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$117,666	12.5%	$37,549	4.0%	N/A	N/A
Boone Bank & Trust	12,357	11.7	4,238	4.0	$5,297	5.0%
First National Bank	50,389	10.0	45,207	9.0	45,207	9.0
Randall-Story State Bank	8,521	10.7	3,183	4.0	3,978	5.0
State Bank & Trust	13,755	9.9	5,547	4.0	6,933	5.0
United Bank & Trust	10,201	9.5	4,289	4.0	5,361	5.0

	Actual Amount	Ratio	For Capital Adequacy Purposes Amount	Ratio	To Be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
As of December 31, 2009:						
Total capital (to risk-weighted assets):						
Consolidated	$116,366	17.6%	$52,994	8.0%	N/A	N/A
Boone Bank & Trust	12,845	17.3	5,925	8.0	$7,407	10.0%
First National Bank	47,179	13.8	37,656	11.0	37,656	11.0
Randall-Story State Bank	8,936	14.7	4,866	8.0	6,083	10.0
State Bank & Trust	13,740	13.8	7,981	8.0	9,976	10.0
United Bank & Trust	9,497	15.0	5,229	8.0	6,536	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$108,348	16.4%	$26,497	4.0%	N/A	N/A
Boone Bank & Trust	12,021	16.2	2,963	4.0	$4,444	6.0%
First National Bank	43,974	12.9	13,693	4.0	20,539	6.0
Randall-Story State Bank	8,179	13.5	2,433	4.0	3,650	6.0
State Bank & Trust	12,491	12.5	3,990	4.0	5,985	6.0
United Bank & Trust	8,995	13.8	2,614	4.0	3,922	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$108,348	12.0%	$36,187	4.0%	N/A	N/A
Boone Bank & Trust	12,021	11.5	4,185	4.0	$5,232	5.0%
First National Bank	43,974	9.5	41,504	9.0	41,504	9.0
Randall-Story State Bank	8,179	10.6	3,085	4.0	3,856	5.0
State Bank & Trust	12,491	9.0	5,563	4.0	6,954	5.0
United Bank & Trust	8,995	8.3	4,347	4.0	5,433	5.0

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Banks to the Company. Dividends paid by each Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Except for the potential effect on the Company's level of dividends, management believes that these restrictions currently do not have a significant impact on the Company.



NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments (as described in Note 1) are as follows:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$15,478,133	$15,478,000	$18,796,664	$18,797,000
Federal funds sold	3,000,000	3,000,000	-	-
Interest bearing deposits	19,229,814	19,230,000	24,766,088	24,766,000
Securities available-for-sale	469,907,901	469,908,000	418,655,018	418,655,000
Loans receivable, net	418,093,571	415,833,000	415,434,236	411,344,000
Loans held for sale	1,993,108	1,993,000	1,023,200	1,023,000
Accrued income receivable	6,098,535	6,099,000	5,710,226	5,710,000
Financial liabilities:				
Deposits	$743,861,644	$746,401,000	$722,163,949	$725,840,000
Federal funds purchased and securities sold under agreements to repurchase	54,858,701	54,859,000	40,489,505	40,490,000
Other short-term borrowings	2,047,175	2,047,000	138,874	139,000
FHLB and other long-term borrowings	36,745,497	39,303,000	36,500,000	41,504,000
Accrued interest payable	870,455	870,000	1,092,191	1,092,000

NOTE 14. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

The standards require the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the balances of assets measured at fair value on a recurring basis by level as of December 31, 2010 and 2009:

Description	Total	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010				
U.S. treasury	$503,000	$503,000	$ -	$ -
U.S. government agencies	87,413,000	-	87,413,000	-
U.S. government mortgage-backed securities	127,349,000	-	127,349,000	-
State and political subdivisions	228,373,000	-	228,373,000	-
Corporate bonds	20,372,000	-	20,372,000	-
Equity securities, financial industry common stock	2,814,000	2,814,000	-	-
Equity securities, other	3,084,000	18,000	3,066,000	-
	$469,908,000	$3,335,000	$466,573,000	$ -
2009				
U.S. treasury	$525,000	$525,000	$ -	$ -
U.S. government agencies	106,640,000	-	106,640,000	-
U.S. government mortgage-backed securities	101,589,000	-	101,589,000	-
State and political subdivisions	178,052,000	-	178,052,000	-
Corporate bonds	24,300,000	-	24,300,000	-
Equity securities, financial industry common stock	2,347,000	2,347,000	-	-
Equity securities, other	5,202,000	2,023,000	3,179,000	-
	$418,655,000	$4,895,000	$413,760,000	$ -

Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include U.S. government agency securities, mortgage-backed securities (including pools and collateralized mortgage obligations), municipal bonds, and corporate debt securities.

Certain assets are measured at fair value on a nonrecurring basis; that is, they are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the balance sheet (after specific reserves) by caption and by level with the valuation hierarchy as of December 31, 2010 and 2009:

Description	Total	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010				
Loans	$3,660,000	$ -	$ -	$3,660,000
Other real estate owned	10,539,000	-	-	10,539,000
Total	$14,199,000	$ -	$ -	$14,199,000
2009				
Loans	$4,807,000	$ -	$ -	$4,807,000
Other real estate owned	10,480,000	-	-	10,480,000
Total	$15,287,000	$ -	$ -	$15,287,000

Loans in the tables above consist of impaired credits held for investment. Impaired loans are valued by management based on collateral values underlying the loans. Management uses original appraised values and adjusts for trends observed in the market to determine the value of impaired loans. Other real estate owned in the table above consists of real estate obtained through foreclosure. Management uses appraised values and adjusts for trends observed in the market and for disposition costs in determining the value of other real estate owned.

NOTE 15. SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued. There were no significant events or transactions occurring after December 31, 2010, but prior to March 10, 2011, that provided additional evidence about conditions that existed at December 31, 2010. There were no significant events or transactions that provided evidence about conditions that did not exist at December 31, 2010.

NOTE 16. AMES NATIONAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2010 and 2009, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2010, is as follows:

CONDENSED BALANCE SHEETS

December 2010 and 2009:

	2010	2009
ASSETS		
Cash and due from banks	$50,761	$26,797
Interest bearing deposits in banks	7,982,501	1,513,234
Securities available-for-sale	4,320,665	6,336,488
Investment in bank subsidiaries	98,915,881	89,613,176
Loans receivable, net	9,724,213	13,859,423
Premises and equipment, net	573,580	603,571
Accrued income receivable	76,920	104,081
Deferred income taxes	810,516	976,000
Other real estate owned	78,925	197,313
Other assets	15,000	260,955
Total assets	$122,548,962	$113,491,038
LIABILITIES		
Dividends payable	$1,037,621	$943,292
Accrued expenses and other liabilities	148,317	207,858
Total liabilities	1,185,938	1,151,150
STOCKHOLDERS' EQUITY		
Common stock	18,865,830	18,865,830
Additional paid-in capital	22,651,222	22,651,222
Retained earnings	76,519,493	67,703,701
Accumulated other comprehensive income	3,326,479	3,119,135
Total stockholders' equity	121,363,024	112,339,888
Total liabilities and stockholders' equity	$122,548,962	$113,491,038

CONDENSED STATEMENTS OF INCOME

Years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Operating income:			
Equity in net income of bank subsidiaries	$13,418,456	$9,519,040	$5,125,234
Interest	954,867	1,087,714	759,461
Dividends	96,094	181,137	673,506
Rents	114,372	96,765	88,624
Other	30,568	76,005	-
Securities gains (losses), net	(12,152)	(17,163)	3,171,215
Other-than-temporary impairment of investment securities	-	-	(903,600)
	14,602,205	10,943,498	8,914,440
Provision (credit) for loan losses	(50,000)	300,000	327,558
Operating income after provision (credit) for loan losses	14,652,205	10,643,498	8,586,882
Operating expenses	1,992,131	2,099,212	1,934,886
Income before income taxes	12,660,074	8,544,286	6,651,996
Income tax expense (benefit)	(306,200)	(461,500)	300,000
Net income	$12,966,274	$9,005,786	$6,351,996

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 2010, 2009 and 2008:

CASH FLOWS FROM OPERATING ACTIVITIES	2010	2009	2008
Net income	$12,966,274	$9,005,786	$6,351,996
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	39,136	46,522	54,970
Provision (credit) for loan losses	(50,000)	300,000	327,558
Amortization and accretion, net	(1,091)	(713)	(18,734)
Provision for deferred income taxes	(83,000)	(164,919)	(123,005)
Securities losses (gains), net	12,152	17,163	(3,171,215)
Other-than-temporary impairment of investment securities	-	-	903,600
Gain on sale of other real estate owned	(30,568)	(47,146)	-
Equity in net income of bank subsidiaries	(13,418,456)	(9,519,040)	(5,125,234)
Dividends received from bank subsidiaries	3,900,000	3,560,000	8,864,000
Decrease in accrued income receivable	27,161	75,330	29,768
Decrease (increase) in other assets	245,955	(17,294)	(176,535)
Decrease in accrued expense payable and other liabilities	(59,541)	(3,723)	(131,592)
Net cash provided by operating activities	3,548,022	3,251,966	7,785,577
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	-	-	(9,303,034)
Proceeds from sale of securities available-for-sale	2,176,341	4,211,087	13,159,215
Proceeds from maturities and calls of securities available-for-sale	500,000	150,000	3,385,000
Decrease (increase) in interest bearing deposits in banks	(6,469,267)	(1,411,257)	9,885,910
Decrease (increase) in loans	4,185,210	3,986,345	(18,746,876)
Proceeds from the sale of other real estate owned	148,956	323,383	-
Purchase of bank premises and equipment	(9,145)	(4,984)	(3,267)
Investment in bank subsidiaries	-	(850,000)	-
Net cash provided by (used in) investing activities	532,095	6,404,574	(1,623,052)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from other borrowings, net	-	-	4,160,000
Payments of other borrowings, net	-	(4,160,000)	-
Dividends paid	(4,056,153)	(5,471,090)	(10,468,702)
Proceeds from issuance of stock	-	-	69,201
Net cash used in financing activities	(4,056,153)	(9,631,090)	(6,239,501)
Net increase (decrease) in cash and cash equivalents	23,964	25,450	(76,976)
CASH AND DUE FROM BANKS			
Beginning	26,797	1,347	78,323
Ending	$50,761	$26,797	$1,347
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for interest	$ -	$59,432	$29,460
Cash payments (receipts) for income taxes	(393,829)	(276,531)	793,080
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES			
Transfer of loans to other real estate owned	$ -	$473,550	$ -

NOTE 17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2010			
	March 31	June 30	September 30	December 31
Total interest income	$9,422,695	$9,353,203	$9,421,463	$9,096,597
Total interest expense	2,065,512	1,965,914	1,907,511	1,836,154
Net interest income	7,357,183	7,387,289	7,513,952	7,260,443
Provision for loan losses	323,798	170,416	74,197	95,387
Net income	3,269,600	3,126,006	3,551,311	3,019,357
Basic and diluted earnings per common share	0.35	0.33	0.38	0.32

	2009			
	March 31	June 30	September 30	December 31
Total interest income	$10,117,472	$9,826,268	$9,522,916	$9,424,651
Total interest expense	2,909,914	2,659,648	2,419,581	2,237,169
Net interest income	7,207,558	7,166,620	7,103,335	7,187,482
Provision for loan losses	229,654	326,670	635,171	366,812
Net income	2,441,140	2,408,905	2,573,567	1,582,174
Basic and diluted earnings per common share	0.26	0.26	0.27	0.17

Shareholder Information

Company Contact Information

Ames National Corporation
P.O. Box 846
405 Fifth Street
Ames, IA 50010
Telephone (515) 232-6251
Fax (515) 663-3033
Email info@amesnational.com
Website www.amesnational.com

Company Officers

Thomas H. Pohlman President
John P. Nelson Vice President & CFO
John L. Pierschbacher Controller
Kevin G. Deardorff Vice President & Technology Director
Nicole J. Gebhart Vice President & Marketing Director
Tracy W. Laws Vice President & Auditor
Jennifer J. Thompson Asst. Vice President & Human Resources Director
Timothy J. Lupardus Asst. Vice President & Information Systems Manager
Lori J. Hill Asst. Corporate Secretary
Matthew R. Hackbart Information Systems Asst. Manager

Independent Auditors

Clifton Gunderson LLP
West Des Moines, Iowa

Counsel

Nyemaster, Goode, West, Hansell & O'Brien, P.C.
Des Moines, Iowa

Annual Meeting

The Board of Directors of Ames National Corporation has established Wednesday, April 27, 2011, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at Reiman Gardens, 1407 University Boulevard, Ames, Iowa.

Market Makers

Ames National Corporation's common stock is listed on the NASDAQ Capital Market under the symbol "ATLO." Market makers and brokers in the stock include:

First National Investment Services
(515) 663-3074

Stifel Nicolaus
(515) 233-4064

Monroe Securities, Inc.
(800) 766-5560

Howe Barnes Investments, Inc.
(800) 800-4693

FTN Financial Group
(800) 456-5460

Stock Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606
(800) 757-5755 • Fax: (312) 427-2879
www.istshareholderservices.com

Form 10-K and Other Information

The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders may obtain written copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, 405 Fifth Street, Ames, Iowa 50010, attention John P. Nelson, Vice President. This form is also available at www.amesnational.com.